SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                 EUROTECH, LTD.
             (Exact name of registrant as specified in its charter)

      District of Columbia                                      33-0662435
      --------------------                                      ----------
  (State or other Jurisdiction                                I.R.S. Employer
of incorporation or organization)                           Identification No.

1200 Prospect Street, Suite 425, LaJolla, California               92037
----------------------------------------------------               -----
      (Address of principal executive offices)                   (Zip code)

Registrant's telephone number, 619-551-6844

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                   Name of each exchange on which
        to be so registered                   each class is to be registered

               None                                    _________

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                    Common Stock, Par Value $.00025 Per Share

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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART I ....................................................................    1
ITEM 1.  DESCRIPTION OF BUSINESS ..........................................    1
ITEM 2.  SELECTED FINANCIAL DATA; MANAGEMENT'S
         DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION................................   14
ITEM 3.  PROPERTIES .......................................................   18
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
         BENEFICIAL
         OWNERS AND MANAGEMENT.............................................   18
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS .................................   29
ITEM 6.  EXECUTIVE COMPENSATION ...........................................   20
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
         TRANSACTIONS......................................................   21
ITEM 8.  LEGAL PROCEEDINGS ................................................   23
ITEM 9.  MARKET PRICE AND DIVIDENDS OF THE
         REGISTRANT'S COMMON EQUITY AND OTHER
         STOCKHOLDER MATTERS...............................................   23
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES ..........................   25
ITEM 11. DESCRIPTION OF SECURITIES TO BE
         REGISTERED........................................................   26
ITEM 12. INDEMNIFICATION OF DIRECTORS AND
         OFFICERS..........................................................   26
ITEM 13. FINANCIAL STATEMENTS AND
         SUPPLEMENTARY DATA................................................   27
ITEM 14. CHANGES IN AND DISAGREEMENTS
         WITH ACCOUNTANTS..................................................   27

PART F/S...................................................................  F-1

PART III...................................................................   28

ITEM 15. EXHIBIT INDEX.....................................................   28

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

      Eurotech, Ltd. (the "Company"), which was incorporated in May, 1995, under the laws of the District of Columbia, is a technology transfer, holding and management company formed to commercialize new, existing but previously unrecognized, and previously "classified" technologies, with a particular emphasis on those developed by prominent research institutes and individual researchers in the former Soviet Union, and to license those and other Western, technologies for business and other commercial applications in Central Europe, Eastern Europe, Ukraine, Russia, and North America. Since the Company's formation its senior executives and consultants have been, through their technology management expertise, active in identifying monitoring, reviewing and assessing such technologies for their commercial applicability and potential. Through this continuing process, the Company has acquired, and expects in the future to acquire, rights to selected technologies by purchase, assignments, and licensing arrangements. The Company operates its business by licensing its technologies to end-users and through development and operating joint ventures and strategic alliances.

      The Company's plan of operation for the next twelve months will consist of activities principally aimed at identifying, evaluating and acquiring rights to the forgoing technologies; funding development for the on-site testing of its silicon-organic compound technology in the contemplated remediation of radioactive contamination; introducing its waste-to-energy technology in Ukraine; introducing its automated parking garage technology in Moscow, Russia; continued funding of the development of silicon-carbide, computer chip "wafer" technology; and seeking to establish further strategic partnerships and joint ventures for the development, marketing, sales, licensing and manufacturing of the Company's existing and proposed technologies.

      The Company has identified a number of technology acquisition and commercialization opportunities afforded by the break-up and subsequent reconfiguration of the former Soviet Union. In particular, pursuant to an agreement between "Ukrstroj" (the Ukrainian State Construction Company) and the Chernobyl Nuclear Power Plant, the Company will provide financing for the on-site demonstration testing of its proprietary silicon-organic (EKOR) compound technology in remediating the severe radioactive contamination problems that persist from the 1986 reactor explosion at Chernobyl, Ukraine. The Company believes its silicon-organic (EKOR) compound technology is the most effective existing technology and material for containing and facilitating the disposal of radioactive dust and other radioactive waste materials. The Company also has entered into a technology licensing agreement with Arbat American Autopark, Ltd., a Delaware corporation which is a 50% equity-holder in "Cinema World on Arbat," a Russian joint stock company organized to develop, own and operate one or more high-tech, automated parking garages in Moscow that use the Company's automated parking technology; and has entered into technology transfer and other agreements with Eurowaste Management, Ltd., a Delaware corporation ("Eurowaste"), for the development, construction and operation of technologically advanced waste-to-energy generation plants in Ukraine, utilizing the only technology currently approved for that purpose by the Ukrainian government. Eurowaste has together with "Cherkassystroi", a Ukrainian construction company, formed "Energy Ecology Construction Company," a Ukrainian joint stock company, for the purpose of constructing and owning those plants.

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      In addition, the Company presently is participating in the development of silicon carbide "wafer" technology, which is in the late research and development stage, in conjunction with the I.V. Kurchatov Institute ("Kurchatov") in Moscow, Russia, and the Euro-Asian Physical Society ("EAPS"). To date, the Company has provided approximately U.S. $80,000 in financing to Kurchatov in connection with this technology. Although no assurance can be given, the Company presently expects that upon the successful completion of its development, all intellectual property, marketing and sales rights in and to the silicon carbide "wafer" technology will be assigned to the Company. While there is no assurance that such technology will be successfully developed, based on reports from Kurchatov, the Company believes the silicon carbide technology will permit the production of defect-free, radiation-resistant "wafers" (from which integrated circuit chips are fabricated) that will be approximately twice the size of those currently available. The Company expects that integrated circuit chips fabricated from its silicon carbide wafers will have particular application in high temperature environments such as automobile and aircraft engine control systems, high power environments such as power control transistors, and environments subject to ionizing radiation such as spacecraft.

      The Company also is negotiating an agreement with the Technion Israel Institute of Technology ("Technion") and the government of Israel for the establishment of a technology incubator (the "Technion Incubator") to be operated in cooperation with Technion Entrepreneureal Incubator, Ltd. ("TEI"), an Israeli corporation controlled by Technion. It is expected that pursuant to such agreement the Israeli government will provide 80% and the Company will provide 20% of the financing required for research and development projects selected by the Company, and that the Company will be granted a 20% equity interest in, and exclusive, world-wide marketing rights for all resulting technologies. In furtherance of this venture, the Company has opened an office at the premises of TEI in Haifa, Israel, and has identified four present and six potential technology development projects for inclusion in the Technion Incubator. The Company expects to provide approximately U.S. $310,000 in financing for the same in fiscal year 1997. There can be no assurance that these or any other development projects will result in useful technologies or that the same will be commercially saleable or profitable.

      Silicon-Organic Compound. The Company's silicon-organic (EKOR) compound technology was jointly developed by scientists at the I.V. Kurchatov Institute ("Kurchatov") in Moscow and the Euro- Asian Physical Society ("EAPS") for the conservation and containment of ecologically hazardous radioactive materials. The EKOR compound is based on radiation-resistant compounds produced from silicon-organic elastomers. Kurchatov is a pre-eminent physics and scientific research institute, which in the former Soviet Union enjoyed a position of prestige, sophistication and importance roughly equivalent to that of the Lawrence-Livermore National Laboratory in the United States. EAPS is a professional society of over 5,000 scientists, physicists, and engineers in the former Soviet Union. Until August 1, 2014, the Company is the exclusive licensee of all right, title and interest (inclusive of all patent and other intellectual property rights) in and to the EKOR technology in Canada, China, Japan, the Republic of Korea, the United States of America, Ukraine, and all member countries of the European Patent Agreement. See Item 7. "Certain Relationships and Related Transactions - Silicon-Organic (EKOR) Compound."

      The Company expects that the first commercial use of its EKOR compound technology will be to contain and stabilize the extensive radioactive debris and dust that continues to accumulate and contaminate the environment at Reactor 4 of the Chernobyl Nuclear Power Plant in Ukraine, the site of a disastrous explosion and near-reactor core meltdown in 1986, and to help structurally support the concrete and steel "sarcophagus" that was built over Reactor 4 as an interim containment measure. The rapid deterioration of the "sarcophagus," caused by the intense radiation persisting at Reactor 4, has occasioned international concern that without the implementation of effective site containment measures, a second nuclear disaster and possible melt-down is likely to occur. To this end, the G-7 group of industrialized nations (the United States, United Kingdom, Italy, France, Canada, Japan and Germany) has pledged up to U.S. $3.1 billion to assist in a multi-step project of remediating and closing the plant, with approximately U.S. $300 million budgeted for the project's first containment and site stabilization phase. Pursuant to an agreement with Kurchatov Research Holdings, Ltd. ("KRH") a Delaware corporation jointly owned by ERBC Holdings, Ltd., a Delaware corporation, ("ERBC") and individual Russian scientists, researchers and academics who are affiliated with Kurchatov and EAPS, 50% of the net profits derived from the sale of the EKOR compound for the Chernobyl project will be retained by the Company, and 50% will be remitted to KRH. Two employees of ERBC are beneficial owners of shares of the Company's Common Stock, and the chief Executive Officer of ERBC is the beneficial owner of 17.07% of the Company's outstanding Common Stock. See Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 7. "Certain Relationships and Related Transactions."

      In testing conducted at Kurchatov, the EKOR compound has been shown to be highly resistant to radiation and structural degradation through exposure to radiation, highly fire-resistant, water-proof, and capable of being formulated in densities that display considerable structural strength and weight-bearing properties (based on testing to date) of 100 lbs. per square inch. In high-dosage radiation tests the EKOR compound has met or exceeded all specifications for containment materials developed by the Chernobyl authorities. The Company believes that the EKOR compound is the most technologically advanced material for comprehensively containing radioactive materials, suppressing radioactive dust and preventing such materials and dust from escaping into the atmosphere and from leaching into and contaminating ground-water supplies.

      Based on the properties demonstrated by the EKOR compound, which the Company believes to be the only material presently considered by the Chernobyl authorities as a solution to the containment problems posed by the Reactor 4 disaster, the Chernobyl Nuclear Power Station (an industrial amalgamation of the State Committee of Ukraine on Atomic Energy), hereinafter referred to as "ChNPP"), Kurchatov, "Ukrstroj" (the Ukrainian State Construction Corporation) and the Company have entered into a Memorandum of Intent (the "Chernobyl Memorandum of Intent") which acknowledges the successful completion of the laboratory development of EKOR compound applicable to the radioactive contamination remediation of Chernobyl Reactor 4, and sets forth the intention of ChNPP to enter into a "co-operation agreement" with the Company pursuant to which the Company will provide the financing for the development of an on-site demonstration of the EKOR compound, in conjunction with ChNPP, "Ukrstroj" and Kurchatov, which will provide the test sites, compound application equipment and technical support, respectively. In furtherance of the foregoing, "Ukrstroj" and ChNPP have entered into an agreement (the "Ukrstroj"-ChNPP Agreement") to conduct such on-site demonstration testing of the EKOR compound as is necessary to ascertain the specification requirements for its application to the containment of ChNPP Reactor 4. The "Ukrstroj"-ChNPP Agreement provides for the Company's participation in and financing of the EKOR demonstration test, which the Company has agreed to pursuant to the aforesaid Co-operation Agreement entered into by the Company, "Ukrstroj," and EAPS. The Company estimates that total financing costs for the demonstration test will not exceed U.S. $100,000. Although no assurance can be given, based on the Chernobyl Memorandum of Intent, the "Ukrstroj"-ChNPP Agreement, the Co-operation Agreement, and the Company's ownership of all right, title and interest to the EKOR technology, the Company believes that it will be appointed the contract vendor of the EKOR compound for the ChNPP Reactor 4 remediation project. The on-site demonstration is expected to be conducted in April, 1997.

      In addition, further applications of the EKOR technology are being developed and tested at three sites in Russia: Sverdlosk Chimmash (a major development, production and testing facility for nuclear, chemical and related equipment), Chelyabinsk Mayak (a plutonium production site) and Kola (a disposal site for nuclear fuel from atomic-powered ships and submarines).

      Waste-to-Energy Technology. The Company's waste-to-energy technology is a combination of "low- tech" mechanical technologies, "high-tech" combustion controls, modern emissions abatement technology and effective operation procedures configured into modules that produce steam energy from ordinary municipal waste. The basic configuration was pioneered in 1980 by the U.S. National Aeronautics and Space Administration ("NASA") and the city of Hampton, Virginia, to provide steam power for NASA's Langley Research Center and the Langley Air Force Base.

      Steam energy produced by the waste-to-energy technology is clean, efficient and environmentally "friendly". A typical modular unit burns 120 tons of refuse per day and produces 33,000 pounds of steam per hour at 400 psi. Pollutant levels are below present U.S. Environmental Protection Agency minimums, and each modular unit reduces the volume of raw waste to ash at a ratio of 10:1.

      Through a consulting agreement with Hunter Taylor, the President of Power Development Associates, Inc., the original designer of the NASA City of Hampton facility, the Company has obtained the engineering and implementation know-how, and has identified willing suppliers of component equipment for the waste-to-energy technology, including Detroit Stoker, a leading manufacturer of waste-to-energy stokers and a leading project management company for the engineering and construction of waste-to-energy plants. Detroit Stoker has informally agreed to act as the engineering project lead for the Company's waste-to-energy projects, which the Company believes will enable it to efficiently design and construct waste-to-energy plants customized to meet the varying energy generation needs of disparate municipalities.

      The Company intends to first introduce its waste-to-energy technology in the city of Cherkassy, Ukraine, where the National Government has selected this technology as the national standard for waste-to-energy facilities, and has approved the construction of ten such facilities using the Company's waste-to-energy technology. As part of that over-all approval, and pursuant to the request of the Ukrainian government, a Ukrainian-American joint stock company, "Energy Ecology Construction Company," ("Energy Ecology") has been formed to construct, own and operate these energy generation plants. Energy Ecology is equally owned by Eurowaste Management, Ltd., a Delaware corporation ("EuroWaste") and, pursuant to the request of the Ukrainian Cabinet of Ministers, "Cherkassystroi," the largest privately-owned construction company in Ukraine. The Company has entered into a technology transfer and consulting agreement with Eurowaste under which Eurowaste will pay the Company a U.S. $2.4 million technology transfer fee prior to the construction of the first waste-to-energy plant, and a design and implementation consulting fee of U.S. $425,000 for each subsequent plant. A shareholder and director of the Company is the chairman, Chief Executive Officer and a shareholder of Eurowaste. See Item
4. "Security Ownership of Certain Beneficial Owners and Management," and Item 7. "Certain Relationships and Related Transactions."

      The necessary Ukrainian governmental approvals for the Cherkassy waste-to-energy facility have been obtained, including local site allocation and construction approvals. A large fertilizer production enterprise, "AZOZ", in Cherkassy has agreed to purchase the entire output of the Cherkassy waste-to-energy facility at rates of U.S. $.04-$.06 per kilowatt hour.

      The Company believes that the present and projected future waste management and energy needs of Ukraine present a significant commercial opportunity. Ukrainian governmental officials have acknowledged that municipalities have become reluctant to locate waste dump sites within municipal boundaries, because of potential ecological and public health risks, and have also acknowledged that the relative lack of local fuel resources has impaired Ukraine's energy production capabilities, generally. In the Company's view, the waste-to-energy technology's efficiency and low pollution levels, combined with its use of an abundant, inexpensive, but previously under-utilized fuel source, presents a comprehensive solution to these problems. Based on discussions with local and national Ukrainian governmental officials, and although no assurances can be given, the Company estimates that the municipal energy requirements of Ukraine will support up to 70 facilities based on the waste-to-energy technology.

      Automated Parking Garages. The Company has identified vendors of, and has adapted, automated parking garage technologies for the multiple applications required for garage sites in Moscow, Russia.

      Automated parking technology consisting of computer-controlled, rotating carousels which can be configured to contain varying numbers of automobile parking spaces, substantially reduces the economically unproductive space devoted to ramps and maneuvering areas in traditional, multi-story parking garages, and through the use of elevators and multi-level "stacking" of the carousels, permits the erection of high-capacity garages on parcels of land otherwise too small for such use. The Company believes that its automated parking technology is particularly useful in congested urban areas and in cities where available land for parking is scarce.

      The Company is introducing its automated parking technology in Moscow, Russia, which, particularly since the collapse of the former Soviet Union and the subsequently increased pace of political and economic reforms, has experienced a substantial increase in automobile ownership and traffic congestion. Additionally, there is a relative scarcity of existing parking spaces and construction sites of a size suitable for traditionally designed parking garage facilities in Moscow. The municipal government of Moscow has allocated a suitable construction site for the Company's intended, initial automated parking venture, located at Arbat 8-10. Arbat is one of the City of Moscow's principal commercial districts.

      The Moscow automated parking garage will be developed, owned and operated by "Cinema World on Arbat," a Russian joint stock company, the equity of which is owned 50% by Arbat American Autopark, Ltd., a Delaware corporation ("Arbat American"), 45% by "Soyuz Agat Fil," a Russian company to which the Moscow municipal government has allocated the construction site and which holds the necessary construction approvals and permits, and 5% by a privately owned Russian affiliate of "Mosinterstroi". "Mosinterstroi" is a quasi-governmental entity of the City of Moscow. 40% of the equity of Arbat American is owned by ERBC Holdings, Ltd., a Delaware corporation ("ERBC"). Two employees of ERBC are beneficial owners of shares of the Company's Common Stock, and the chief executive officer of ERBC is the beneficial owner of 17.07% of the Company's outstanding Common Stock. One of the directors of Arbat American is a shareholder of the company's Common Stock, and another individual, who is a director and the president of Arbat American, is a director and officer of the Company and a shareholder of the Company's Common Stock. The Company has entered into a technology license agreement with Arbat American pursuant to which the Company will receive, prior to construction, a one-time royalty of U.S. $1,250 for each parking space to be contained in the automated parking facility and in any garage facilities that in the future are developed, owned and/or operated by Arbat American that use the Company's automated parking technology. The Company presently estimates that, when completed, the Moscow automated parking garage will contain 240 parking spaces. See Item 1. "Description of Business - Risk Factors - Conflicts of Interest," Item 4. "Security Owernship of Certain Beneficial Owners and Management," Item 5. "Directors and Executive Officers," and Item 7. "Certain Relationships and Related Transactions."

      The Company is not a subsidiary of another corporation, entity or other person. The Company does not have any subsidiaries.

RISK FACTORS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of The Private Securities Litigation Reform Act of 1995.

      The United States Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for certain forward-looking statements. The following factors set forth under "Risk Factors" among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Registration Statement, future filings by the Company with the SEC, in the Company's press releases and in oral statements made by authorized officers of the Company. When used in this Registration Statement, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements.

Uncertainty of Technology Transfer Fee, Consulting Fee and Royalty Payments.

      The Company's near-term revenues are expected substantially to derive from technology transfer and consulting fees in respect of Ukrainian waste-to-energy facilities, and royalties in respect of automated parking garages. In the case of Ukrainian waste-to-energy facilities, such fees are to be paid to the Company by Eurowaste Management, Ltd. ("Eurowaste"), a newly formed corporation without significant operating history and which presently is generating only insignificant revenues. The Company's revenues with respect to its automated parking garage technology presently are entirely dependent on royalty payments from Arbat American, Autopark, Ltd. ("Arbat American"), which holds 50% of the equity in "Cinema World on Arbat", the Russian Joint Stock Company that will develop, own and operate the first parking facility to use such technology. Arbat American was formed in May, 1995, and is not generating significant revenues. The Company believes that Eurowaste will raise sufficient capital to pay such technology transfer and consulting fees when due. It is the Company's understanding that Arbat American will raise sufficient funds for the planned, Moscow automated parking garage venture, inclusive of funds sufficient to cover the Company's royalties, in either a private or public offering of its securities. No assurance can be given that either or both Eurowaste or Arbat American will be successful in raising capital, or that if successful, such capital will be in a sufficient amount or amounts.

Risks Relating to the Russian Federation and Ukraine

Political and Social Risks. In recent years, Russia and Ukraine each have been undergoing a substantial political and social transformation from centralized communism to the early stages of pluralist democracy. As part of this process, the former centrally controlled, command economies of Russia and Ukraine have been subject to various reforms intended to lead to generally capitalist, market-oriented economies. There can be no assurance that the political and economic reforms necessary to complete these transformations will continue, or if they continue, will be successful. In their present stages of relative infancy, the Russian and Ukrainian political and economic systems are characterized by a proliferation of political parties, none of which hold a legislative majority. The Russian and Ukrainian political and economic systems are also vulnerable to their respective populations' dissatisfaction with reform, economic dislocations, social and ethnic unrest, and changes in governmental policies and decisions. Any of these factors could have a material adverse effect on the private or governmental availability of hard currency, currency exchange rates, the private ownership of businesses and other enterprises, the social distribution of wealth, the private ownership and alienality of tangible and intellectual property, and the availability of construction materials and equipment. Any of such adverse effects could have a materially adverse effect on the Company.

      As part of the reforms being instituted in Russia and Ukraine, both countries have enacted legislation to protect private property against expropriation and nationalization. However, due to the lack of experience in enforcing these provisions in the short time they have been in effect, and due to the potential political changes that could occur in the future, no assurance can be given that these protections will be enforced in the event of an attempted expropriation or nationalization. The Company does not anticipate the occurrence of such developments in respect of its presently contemplated ventures involving Ukraine and Russia, because (i) in the case of the application of the Company's EKOR compound technology to the remediation of radioactive contamination at the Chernobyl Nuclear Power Plant Reactor 4, the increasing probability of a second, disastrous nuclear accident has made the rapid containment of radioactive debris a matter of high Ukrainian and international concern and, to the Company's knowledge, the EKOR compound is the only material presently being considered by the Chernobyl authorities for such purpose; (ii) the Company's waste-to-energy technology has been selected by the Ukrainian government as the national standard for the production of energy from municipal waste products; and (iii) the Company's high-tech, automated parking garage technology can assist in relieving the City of Moscow's acute shortage of automotive parking spaces and has received preferential site allocation treatment from Moscow's municipal government, nevertheless, expropriation or nationalization of the EKOR foam intellectual property rights, the waste-to-energy technology, the presently selected, Moscow parking garage site, or the parking garage technology, would have a material adverse effect on the Company. In particular, the EKOR compound technology was developed by the I.V. Kurchatov Institute, a Russian, state-controlled scientific research and development institute and the Euro-Asian Physical Society, a professional society in Russia, which through a series of assignments have, ultimately, assigned the EKOR compound intellectual property rights to the Company. All site allocation and construction approvals for Ukrainian waste-to-energy facilities are at the discretion of the respective Ukrainian municipal governments, whose political autonomy from the national government (which has selected the Company's waste-to-energy technology at the Ukrainian national standard for such facilities) is in an unsettled state. Since the waste-to-energy technology is a combination of existing, public domain technologies, it is uncertain whether the waste-to-energy technology is patentable. Accordingly, such technology could be subject to appropriation and use by any individual or entity that is so inclined, for which the Company might not have legal recourse under any national or international patent law. The allocation of the Moscow site for the automated parking garage is controlled by "Mosinterstroi," a local, quasi-governmental agency. No assurance can be given that any of these governmental, governmentally controlled, or governmentally affiliated entities would legally resist an attempted expropriation or nationalization, either or which, if successful, would have a materially adverse impact on the Company.

      In both Russia and Ukraine governmental institutions and the relations between them, as well as governmental policies and the political leaders who formulate and implement them, are subject to rapid and potentially violent change. The Constitution of the Russian Federation gives the President of the Russian Federation substantial authority, and any major changes in, or rejection of, current policies favoring political and economic reform by the President may have a material adverse effect on the Company. The Constitution of Ukraine has been only recently adopted, and contrary to President Leonid Kuchma's prior expectation, substantially shares governmental power between the President and Parliament. The relations between the Ukrainian President and Parliament often have been characterized by factional infighting in which communist-oriented members of Parliament have mounted vigorous campaigns against President Kuchma's economic reform policies and programs to stimulate economic growth, curb inflation, and stabilize foreign exchange rates. In the summer of 1996, President Kuchma caused a widely reported "shake-up" of his cabinet, in which a relatively aggressive reform-oriented Minister of Finance was replaced by one who advocates a more gradualist approach. This relative political instability could result in major changes in the Ukrainian government, present reform policies or rejection of the same, any of which may have a material adverse effect on the Company. No assurance can be given that such developments will not occur either in Russia or Ukraine.

      The Russian Federation is a federation of republics, territories, regions (one of which is an autonomous region), cities of federal importance and autonomous areas, all of which are equal members of the Russian Federation. Ukraine is composed of twenty-four regions ("Oblasts"), an autonomous republic and two municipalities, Cherkas'ka and Chernihiv'ka. The delineation of authority in both Russia and Ukraine between these political subdivisions and the national government is, in many instances, uncertain, and in some cases in Russia, contested, most notably in Chechnya which has experienced protracted military confrontation with the Russian federal government. This lack of consensus in Russia and Ukraine between local and regional authorities and the national governments may result in political instability and negative economic effects which could be materially adverse to the Company.

      The political and economic changes that have occurred in Russia and Ukraine in recent years have resulted in significant dislocations of political and governmental authority caused by the collapse of their, respective, previous governmental structures and political systems. New political and governmental systems are only beginning to take form in Ukraine and Russia. Furthermore, significant unemployment in Russia and Ukraine, the influx of unemployed persons into major Russian cities, significant wage arrearages in Ukraine and Russia and the existence of poorly paid police forces in both countries have led to significant increases in crime in Russia and Ukraine. Significant levels of organized criminal activity exist in large metropolitan areas of both countries. While President Yeltsin of Russia and President Kuchma of Ukraine have instituted anti-crime and anti-corruption programs, such measures are of recent origin and have achieved minimal and uncertain results. No assurance can be given that the levels of crime and corruption in Russia and Ukraine will be curbed or otherwise brought under control, and no assurance can be given that the social and economic dislocations caused by high rates of organized and other crime and of official corruption will not in the future have a material adverse impact on the Company.

      In both Ukraine and Russia state-controlled and, more recently, privately-owned enterprises have often failed to pay full salaries to their employees, and in some instances have not paid salaries at all for extended periods of time. This, in conjunction with historically high rates of inflation and escalating costs of living in both countries, could lead in the future to labor and social unrest. Such unrest could have political, social and economic consequences such as increased support for a return to centralized governments, a climate hostile to foreign investment and increasing levels of violence, any of which could have a material adverse impact on the Company.

Economic Risks

      Along with the institution of political reforms, the Ukrainian and Russian governments have been attempting to create and implement policies of economic reform and economic stabilization, and to create legal structures intended to promote private, market-based activities, foreign trade and foreign investment. Although these policies have met with some success in both countries, no assurance can be given that they, or similar policies will continue to be supported and pursued, or that if supported and pursued, will be successful.

      Despite the implementation of economic reform policies, the Russian economy and the Ukrainian economy are characterized by declining gross domestic production, significant inflation, increasing rates of unemployment and underemployment, unstable currencies, and high levels of governmental debt as compared to gross domestic production. The prospect of wide-spread insolvencies and the collapse of various economic sectors exists in both countries. Additionally, in both Russia and Ukraine there is a general lack of consensus as to the rate, extent and substantive content of economic reform. No assurance can be given that either Russia or Ukraine in the future will remain receptive to foreign investment or market-oriented economies. Moreover, no assurance can be given that the economy of either country will improve.

      Ukraine and Russia presently receive substantial financial assistance from several foreign governments and from international organizations. The restriction or elimination of any or all such financial assistance could have severe negative impacts on those countries' respective economies, and could significantly decrease the availability of hard currency, the payment of which in technology transfer and consulting fees the Company depends upon. In particular, the Ukrainian government's planned remediation of radioactive contamination at the Chernobyl Nuclear Power Plant substantially depends on financial assistance from the G-7 nations, and the reduction or elimination of such assistance could impair or prevent the Company's use of its EKOR technology in that remediation, thereby reducing or eliminating a substantial amount of the Company's presently expected revenues. No assurance can be given that any or all such events will not occur.

      Ukrainian and Russian businesses have limited experience operating in free market conditions, and compared with Western businesses have limited experience with entering into contracts and performing contractual obligations. Additionally, Ukrainian and Russian governmental agencies, as well as Ukrainian and Russian business enterprises, have limited experience with the substantive content and detail typical of Anglo-American and other Western contracts. Accordingly, the detailed agreement to perform specified contractual obligations in many instances may be contained in a series of written approvals, consents and the like from various governmental and quasi-governmental bodies, as well as from business companies, that accompany a formal contract. Legal reforms have only been recently instituted in Russia and Ukraine to interpret and enforce contractual obligations on principles similar to those of the legal systems of Western countries. The Company's expected near-term revenues substantially depend upon technology transfer and consulting fees memorialized in written contracts with Ukrainian and Russian entities. No assurance can be given that such fees will be paid in the manner called for in such contracts or that enforcement of such payment obligations, if not performed fully or at all, will be successful in Russian or Ukrainian courts.

Limited Operating History; Net Losses; Future Losses; Initial Commercialization Stage

      The Company's limited operations have consisted primarily of activities related to identifying and financing the development of products and technologies, including laboratory tests, and planning on-site tests and demonstrations. The Company is subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies. At September 30, 1996, the Company had an accumulated stockholders' deficit of $(994,000), and a working capital deficit of $(1,074,000). Additionally, at September 30, the Company had outstanding indebtedness in an aggregate principal amount of $341,000 at an interest rate of 10% per annum.

      The Company anticipates that it will continue to incur significant operating losses through the third quarter of 1997, and may incur additional losses thereafter, depending upon its ability to consummate collaborative working arrangements or licenses with third parties and the operation and financial success of any projects which the Company and its potential working partners may be awarded. The Company has had no meaningful revenues to date, and there can be no assurance as to when or whether it will be able to commercialize its products and technologies. Its products and technologies have never been utilized on a large-scale commercial basis. The Company's ability to operate its business successfully will depend on a variety of factors, many of which are outside the Company's control, including: competition, cost and availability of raw material supplies, changes in governmental (including foreign governmental) initiatives and requirements, changes in domestic and foreign regulatory requirements, and the costs associated with equipment repair and maintenance.

No Assurance of Collaborative Agreements, Licenses or Project Contracts

      The Company's business strategy is based upon entering into collaborative joint working arrangements with various foreign governmental and quasi-governmental entities. To date, neither the Company nor any of its prospective collaborative ventures have been awarded any definitive project contracts. There can be no assurance that the Company or any of its collaborative ventures will enter into definitive project or collaborative venture agreements with such entities or others, or that such agreements, if entered into, will be similar in form to Western agreements covering like activities, or will be on terms and conditions that are sufficiently advantageous to the Company to enable it to generate profits.

      There can be no assurance that the Company will be awarded contracts to perform decontamination, remediation or waste disposal projects. Even if such contracts are awarded, there can be no assurance that these contracts will be profitable to the Company. In addition, any project contract which may be awarded to the Company and/or any of its working partners may be curtailed, delayed, redirected or eliminated at any time. Problems experienced on any specific project, or delays in the implementation and funding of projects, could materially adversely affect the Company's business and financial condition.

Uncertainty of Market Acceptance

      Many prospective users of the Company's EKOR and waste-to-energy technologies have already committed substantial resources to other forms of radioactive contaminant remediation, municipal waste management and environmentally clean energy production. The Company's growth and future financial performance will depend on demonstrating to prospective collaborative partners and users the advantages of these and others of its products and technologies over alternative products and technologies. There can be no assurance that the Company will be successful in this effort. See Item 1., Description of "Business- -Silicon-Organic Foam;-Waste-to-Energy Technology."

Risk of Environmental Liability

      The use of Company's proposed radioactive contaminant technology is subject to numerous national and local laws and regulations relating to the storage, handling, emission, transportation and discharge of such materials, and the use of specialized technical equipment in the processing of such materials. There is always the risk that such materials might be mishandled, or that there might be equipment or technology failures, which could result in significant claims for personal injury, property damage, and clean-up or remediation. Any such claims against the Company could have a material adverse effect on the Company. The Company may be required to obtain environmental liability insurance in the future in amounts that are not presently predictable. There can be no assurance that such insurance will provide coverage against all claims, and claims may be made against the Company (even if covered by insurance policies) for amounts substantially in excess of applicable policy limits. Any such event could have a material adverse effect on the Company.

Potential Need for Additional Financing

      The Company's future capital requirements could vary significantly and will depend on certain factors, many of which are not within the Company's control. These include the existence and terms of any collaborative arrangements; the ongoing development and testing of its products; the nature and timing of remediation and clean-up projects; and the availability of financing. The Company`s lack of operational experience and (in relation to other larger and better financed companies) limited capital resources could make it difficult to successfully bid on major remediation or clean-up projects. In such event, the Company's business development could be limited to smaller projects with significantly lower potential for profit.

      In addition, the expansion of the Company's business will require the commitment of significant capital resources for technical and operational support personnel and research and development activities. There can be no assurance that such financing will be available or, if available, that it will be on favorable terms. If adequate financing is not available, the Company may be required to delay, scale back or eliminate certain of its research and development programs, to forego technology acquisition opportunities, or to license third parties to commercialize technologies that the Company would otherwise seek to develop itself. To the extent the Company raises additional capital by issuing equity securities, holders of its outstanding Common Stock will be diluted. See Item 2. "Management's Discussion and Analysis of Results of Operations -- Liquidity and Capital Resources."

      While no assurance can be given, management believes the Company can raise adequate capital to keep the Company functioning during 1997. No assurance can be given that the Company can successfully obtain any working capital or complete any proposed offerings or, if obtained, that such funding will not cause substantial dilution to shareholders of the Company. Further, no assurance can be given as to the completion of research and development and the successful marketing of the technologies. See Item 2. "Selected Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources."

Public Offering Uncertain

      The Company is exploring additional sources of working capital including private sales of securities, joint ventures, licensing of technologies and a public offering of preferred stock. In September 1996, the Company received a letter of intent from an underwriter pursuant to which the firm agreed in principle to underwrite, on a firm commitment basis, 5,000,000 shares of cumulative convertible preferred stock (not including an underwriter's over-allotment option equal to up to 75,000 shares) at an initial public offering price of $10.00 per share. In connection therewith, the Company has incurred costs aggregating $75,000, which if the offering is not consummated, will be charged to expense. The Company is considering alternative financing arrangements, and there is no assurance that the Company will complete that or any other offering.

Competition and Technological Alternatives

      The near-term, primary market for the Company's products and technologies is radioactive contamination containment and remediation, the production of steam energy from municipal waste and automated parking garages. Mid-term markets are expected to continue in these technologies and also include silicon carbide "wafer" technology. The Company has limited experience in marketing its products and technologies and relies on management and consultants for its sales and marketing efforts, whereas other private and public sector companies and organizations have substantially greater financial and other resources and experience than the Company. Any one or more of the Company's competitors or other enterprises not presently known to the Company may develop technologies which are superior to the Company's products or other technologies utilized by the Company. To the extent that the Company's competitors are able to offer cost-effective alternatives, the Company's ability to compete could be materially and adversely affected. See Item 1. "Description of Business."

Unpredictability of Patent Protection and Proprietary Technology

      Of the Company's present technologies, patent applications have been filed only for the EKOR technology, in Russia and internationally, pursuant to the European Patent Agreement. The Euro-Asian Physical Society is preparing a U.S. patent application covering the EKOR foam technology and expects to file the same in fiscal year 1997. The Company's success depends, in part, on its ability to obtain and enforce patents covering, and maintain trade secrecy protection of its EKOR foam technology and future technologies, and to operate without infringing on the proprietary rights of third parties. There can be no assurance that any of the Company's pending or future patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by third parties or that the patents of others will not have an adverse effect on the Company's ability to conduct its business. Furthermore, there can be no assurance that others will not independently develop similar or superior technologies, duplicate any of the Company's processes, or design around any technology that is patented by the Company. It is possible that the Company may need to acquire licenses to, or to contest the validity of, issued or pending patents of third parties relating to its products. There can be no assurance that any license acquired under such patents would be made available to the Company on acceptable terms, if at all, or that the Company would prevail in any such contest. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on its patents or in bringing patent suits against other parties.

      In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technology which its seeks to protect, in part, by confidentiality agreements with its prospective working partners and collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

No Trading Market for Common Stock Registered Hereunder

      There presently exists no trading market for the outstanding shares of the Company's Common Stock being registered pursuant to this Registration Statement, and no such market is expected to develop. See Item 1. "Description of Business
- Risk Factors, Shares Eligible for Future Sale."

Dependence on Certain Personnel

      The Company's business is substantially dependent on the services and business experience of Dr. Randolph Graves, Peter Gulko, and of ERBC Holdings, Ltd. The loss of the services of any of these individuals or of ERBC Holdings, Ltd., would have a material adverse effect upon the Company. The Company has entered into an Employment Agreement with Dr. Graves which expires on December 31, 1998, and is renewable for additional two-year terms thereafter. The Employment Agreement provides that Dr. Graves may not compete with the Company for a period of one year following the termination of his employment with the Company. See Item 6. "Executive Compensation."

Conflicts of Interest

      Certain shareholders, directors and officers of the Company are also shareholders, directors, officers and/or employees of a number of companies with which the Company has entered into contracts and expects to conduct business. See Item 7. "Certain Relationships and Related Transactions." Specifically, Kurt Seifman, the beneficial owner of 2,336,300 shares of the Company's Common Stock, is the chief executive officer of ERBC Holdings, Ltd. ("ERBC") which, in turn:
(i) has licensed the Silicon-Organic (EKOR) compound technology to the Company (see Item 1. "Description of Business - Silicon-Organic Compound"); (ii) is a principal equity owner of Kurchatov Research Holdings, Ltd. ("KRH"), to which the Company has agreed to remit 50% of all net profits from sales of the EKOR compound (see Item 1. "Description of Business - Silicon-Organic Compound"); and
(iii) owns 40% of the outstanding common stock of Arbat American Autopark, Ltd. ("Arbat American") the owner of 50% of the equity in "Cinema World on Arbat," the Russian joint stock company that is expected to develop a Moscow, Russia, parking garage utilizing the Company's automated parking technology. See Item 1. "Description of Business - Automated Parking Garages." In addition, Hans-Joachim Skrobanek, who is a Director and Secretary of the Company and the beneficial owner of 145,000 shares of the Company's Common Stock, is an employee of ERBC and the President and a shareholder of Arbat American. Peter Gulko, who is a Director of the Company and the beneficial owner of 1,355,000 shares of the Company's Common Stock, is an employee of ERBC. See Item 7. "Certain Relationships and Related Transactions" and Item 5. "Directors and Executive Officers." Last, Karl Krobath, a Director of the Company and the beneficial owner of 25,000 shares of the Company's Common Stock, is the chairman and chief executive officer of Eurowaste Management, Ltd. ("Eurowaste"). Eurowaste has agreed to pay technology license fees and consulting fees to the Company with respect to the construction of waste-to-energy plants. See Item 1. "Description of Business - Waste-to-Energy Technology," Item 5. "Directors and Executive Officers," and Item 7. "Certain Relationships and Related Transactions."

      By virtue of its ownership interest in KRH, ERBC (and Messrs. Seifman, Skrobanek and Gulko) will derivatively benefit from any sales of EKOR compound by the Company, to a greater extent than they would by virtue of their ownership of Common Stock, alone. Similarly, by virtue of its ownership interest in Arbat American, ERBC (and Messrs. Seifman, Skrobanek and Gulko) will derivatively benefit from the success, if any, of parking garages constructed by Arbat American or its affiliates, which may be disproportionate to the income derived by the Company from royalties paid by Arbat American.

Regulation

      There are various U.S. and foreign laws and regulations that govern the marketing, sale or use of its present technologies, including U.S. and various Western European environmental safety laws and regulations pertaining to the containment and remediation of radioactive contamination (in the case of the EKOR compound) and local, Russian and Ukrainian site approval and construction permit, and construction code compliance requirements (in the cases of the Company's automated parking and waste-to-energy technologies).

Shares Eligible for Future Sale

      Of the 16,671,836 shares of the Company's Common Stock currently outstanding, 9,673.836 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to that Rule, under certain circumstances may be sold without registration. While none of such shares will be eligible for sale upon the effectiveness of this Registration Statement, all such shares will become eligible for sale at various times after the applicable holding period has expired, without registration.(1) 6,998,000 shares of the Company's currently outstanding Common Stock were issued without registration pursuant to Rule 504 of Regulation D under the Securities Act, and are free-trading.

      Holders of an aggregate of 1,000,000 shares of the Company's Common Stock have mandatory and demand registration rights as to their shares, which may be exercised: (i) in the case of mandatory registration rights, at any time after December 18, 1996, and until December 18, 1997, if the Company proposes to and does file, either on its own behalf or on behalf of any of its security holders or both, a registration statement relating to its capital stock under the Securities Act of 1933, as amended, other than in connection with a dividend re-investment, employee stock purchase, option or similar plan, or in connection with a merger, consolidation or reorganization; and (ii) in the case of demand registration rights, at any time after the Company's Common Stock has been listed for trading on a national stock exchange and prior to December 18, 1998, provided that the shareholders demanding such registration hold not less than 100,000 shares of Common Stock, that the number of shares to be so registered be the equivalent of not less than $1,000,000 in bona fide, estimated public sale price, and that the Company is not obligated to prepare and file more than two such registration statements exclusive of registration statements on Form S-3. In addition, if a registration statement under the Securities Act which includes such 1,000,000 shares is not declared effective by the Securities Exchange Commission (the "SEC") by April 1, 1997, the Company is obligated to issue an aggregate of 500,000 additional shares of its Common Stock to the holders of those 1,000,000 shares; and if such a registration statement is not declared effective by the SEC by July 1, 1997, the Company is obligated to issue a further aggregate of 500,000 shares of Common Stock to such holders.

      The availability for sale, as well as actual sales, of currently outstanding shares of Common Stock, and 900,000 shares of Common Stock issuable upon the exercise of outstanding warrants, may depress the prevailing market price for the Common Stock and could adversely affect the terms upon which the Company would be able to obtain additional equity financing.

ITEM 2. SELECTED FINANCIAL DATA; MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

                             SELECTED FINANCIAL DATA

      The following selected financial data has been derived from, and are qualified by reference to, the Financial Statements of the Company. The Company's Financial Statements as of December 31, 1995 and for the period from inception (May 26, 1995) to December 31, 1995, including the Notes thereto and the related auditors' report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern) of Tabb, Conigliaro & McGann, P.C., independent auditors, are included elsewhere in this Registration Statement. The financial data as of September 30, 1996 and for the nine

----------
      (1) Included in those 9,673,836 shares are 4,288,000 shares of the Company's Common Stock issued to certain employees of and consultants to the Company pursuant to Rule 701 under the Securities Act (the "701 Shares"). Pursuant to Rule 701, holders of the 701 Shares who are not "affiliates" within the meaning of Rule 144 may sell such shares without registration ninety days after the effectiveness of this Registration Statement.

months ended September 30, 1996, the period from inception (May 26, 1995) to September 30, 1995 and the period from inception (May 26, 1995) to September 30, 1996 are derived from unaudited financial statements included elsewhere in this Registration Statement. The unaudited interim financial statements include all adjustments consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the result that may be expected for the entire fiscal year ending December 31, 1996. The following data should be read in conjunction with such Financial Statements and Management's Discussion and Analysis and Plan of Operation.

Statement of Operations Data: (1)

                                                                                                         For the Period from
                                                                                  For the Nine Months         Inception
                                           For the Period from Inception                 Ended            (May 26, 1995) to
                                                 (May 26, 1995) to                September 30, 1996      September 30, 1996

                                   December 31, 1995     September 30, 1995
Compensatory element of stock          $      --             $      --                $  1,105,000           $ 1,105,000
issuances

Research and development                   212,000               118,000                   796,000             1,008,000
expenses

Consulting fees                            267,000               166,000                   245,000               512,000

Other general and administrative            34,000                11,000                   313,000               347,000
  expenses

Interest expense                              --                    --                       5,000                 5,000
                                       -----------           -----------              ------------           -----------

      NET LOSS                         $  (513,000)          $  (295,000)             $ (2,464,000)          $(2,977,000)
                                       -----------           -----------              ------------           ===========

NET LOSS PER SHARE                     $     (0.06)          $     (0.04)             $      (0.20)
                                       ===========           ============             ===========

WEIGHTED AVERAGE
NUMBER OF SHARES                         8,159,467             7,416,356                12,576,467
                                       ===========           ============             ============
OUTSTANDING

Balance Sheet Data:

                                                            December 31,              September 30,
                                                                    1995                       1996
                                                                    ----                       ----
Working capital (deficit)                                    $    42,000              $ (1,074,000)

Total assets                                                 $    56,000              $     81,000

Total liabilities                                            $    13,000              $  1,074,000

Deficit accumulated during the                               $  (513,000)             $ (2,977,000)
  development stage

Total stockholders' equity                                   $    43,000              $   (994,000)
  (deficiency)

(1) Through September 30, 1996, and since that date, the Company has not derived any sales revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

GENERAL

      The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the selected financial data and the financial statements and notes thereto appearing elsewhere in this Registration Statement.

      The following discussion contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein.

PLAN OF OPERATION

      Eurotech, Ltd. (the "Company") is a technology transfer, holding and management company formed to commercialize new, existing but previously unrecognized, and previously "classified" technologies, with a particular emphasis on those developed by prominent research institutes and individual researchers in the former Soviet Union, and to license those and other Western technologies for business and other commercial applications in Central Europe, Eastern Europe, Ukraine, Russia and North America. Through the technology management expertise of its senior executives, the Company identifies, monitors, reviews and assesses technologies for their commercial applicability and potential, and acquires selected technologies by purchase, assignments, and licensing arrangements. The Company operates its business by licensing its technologies to end-users and through development and operating joint ventures and strategic alliances.

      The Company was organized and commenced operations in May 1995. The Company is in the development stage and its efforts have been principally devoted to the research and development activities and organizational efforts, including the identification, review and acquisition of various technologies, recruiting its scientific and management personnel and alliances and raising capital.

      The Company has not been profitable since inception and expects to incur substantial operating losses over the next twelve months. For the period from inception to September 30, 1996, the Company incurred a cumulative net loss of approximately $2,977,000. The Company expects that it will generate losses until at least such time as it can commercialize its technologies, if ever. No assurances can be given that the Company can complete development of any technology or that, if any technology is fully developed, it can be manufactured on a large scale basis or at a feasible cost. Further, no assurance can be given that any technology will receive market acceptance. Being a start-up stage entity, the Company is subject to all the risks inherent in the establishment of a new enterprise and the marketing and manufacturing of a new product, many of which risks are beyond the control of the Company.

      The Company's plan of operation for the next twelve months will consist of activities principally aimed at:

      - Identification, evaluation and acquisition of technologies which were developed by a prominent research institute and individual researchers in the former Soviet Union, and others developed in Germany, Israel and the United States.

      - Funding development for on-site demonstration testing of its proprietary silicon-organic (EKOR) compound technology for possibly remediating the severe radioactive contamination problems that persist in Chernobyl, Ukraine and three sites in Russia. See Item 1. "Description of Business - Silicon-Organic Compound."

      - Introduction of its waste-to-energy technology in the city of Cherkassy, Ukraine. See Item 1. "Description of Business - Waste-to-Energy Technology.

      - Introduction of its automated parking technology in Moscow, Russia. See Item 1. "Description of Business - Automated Parking Garages."

      - Continued funding of the development of silicon carbide "wafer" technology in conjunction with I.V. Kurchatov Institute in Moscow and Euro-Asian Physical Society. See Item 1. "Description of Business - General."

      - Seeking to establish further strategic partnerships and joint ventures for the development, marketing, sales, license and manufacturing of the Company's existing and proposed technologies.

RESULTS OF OPERATION

Nine Months Ended September 30, 1996 vs. the Period from Inception (May 26,
1995) to September 30, 1995:

      The Company commenced operations on May 26, 1995. The Company had no revenues for the aforementioned periods. Consulting and other general and administrative expenses increased from $177,000 for the period ended September 30, 1995 to $558,000 in the first nine months of 1996 as a result of an increase in employees and consulting expenses.

      The Company is focusing on the commercialization of its technologies. Research and development expenses increased in the nine months ended September 30, 1996 to $796,000 from $118,000 for the period ended September 30, 1995 as the Company funded the development of additional technologies.

      The compensatory element of stock issuances increased in the nine months ended September 30, 1996 to $1,105,000 from $-0- in 1995.

      For the nine months ended September 30, 1996 and the period from inception (May 26, 1995) through September 30, 1995, the Company incurred operating losses of $2,464,000 and $295,000, respectively. The losses are principally due to expenses incurred in the development of the technologies, including administrative expenses and the compensatory element of stock issuances.

      The Company does not expect to have any revenues through the first half of 1997. The Company will record a charge against income of approximately $2,000,000 during fiscal 1997 related to shares of common stock issued in connection with the bridge financing completed in December of 1996. The Company intends to invest significantly in research and development of its technologies. As a result, there can be no assurance that the Company will be profitable on a quarterly or annual basis.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's principal sources of working capital have been net proceeds of approximately $842,000 from the offering of common stock under Rule 504 of Regulation D, shareholder advances aggregating $341,000 and from the bridge financing discussed below, completed in December of 1996 of $2,000,000. Of the shareholder advances, promissory notes evidencing approximately $200,000 of shareholder indebtedness were exchanged for units in the bridge financing and $141,000 was repaid from the proceeds of the bridge financing. The net proceeds of the bridge financing reflect the cancellation of the notes referred to above and are being used for repayment of accrued liabilities and funding the development of certain technologies and for other working capital purposes.

      In December 1996, the company entered into a purchase agreement for an offering of up to an aggregate of 40 units to certain accredited investors as defined pursuant to Rule 501 of the Securities Act of 1933 (as amended) (the "Act") pursuant to Rule 506 of Regulation D under the Act (the "Bridge Financing"). Each unit consists of one promissory note issued by the Company in the principal amount of $50,000 bearing interest at the rate of 12% per annum and 25,000 shares of the Company's Common Stock. Under the agreement, the notes are due one year from the issuance date. Gross proceeds received under this offering were $2,000,000. The shares of common stock issued pursuant to this agreement have, among other things, demand and mandatory registration rights, including penalties, which could require the Company to issue to the unit holders up to 1,000,000 additional shares of common stock if shares are not registered within the specified time frame. See Note 13 to accompanying financial statements.

      The Company had a working capital deficiency and stockholders' deficiency of $1,074,000 and $994,000, respectively, as of September 30, 1996.

      The report of the Company's independent certified public accountants contains an explanatory paragraph relating to the Company's ability to continue as a going concern.

      The Company has agreed to fund the commercialization of certain technologies developed in the former Soviet Union by scientists and researchers at the I.V. Kurchatov Institute ("Kurchatov"), other institutes associated therewith, and the Euro-Asian Physical Society ("EAPS"), collectively the "Scientists". Kurchatov will provide the materials, facilities and personnel to complete the necessary work to commercialize such technologies.

      In addition, the Company expects to fund during 1997 development and commercialization expenses related to other technologies developed by scientists and researchers in Germany, Russia, Israel and the United States.

      The Company will require additional financing to continue to fund research and development efforts, operating costs and complete necessary work to commercialize its technologies. No assurance can be given that additional financing can be obtained, or if obtainable, that the terms will be satisfactory to the Company.

      The Company is exploring additional sources of working capital including private sales of securities, joint ventures and licensing of technologies and a public offering of preferred stock. In September 1996, the Company received a letter of intent from an underwriter pursuant to which the firm has agreed in principle to underwrite, on a firm commitment basis, 5,000,000 shares of cumulative convertible preferred stock (not including an underwriter's over-allotment option equal to up to 75,000 shares) at an initial public offering price of $10.00 per share. In connection therewith, the Company has incurred offering costs aggregating $75,000, which if the offering is not consummated, will be charged to expense. The Company is considering alternative financing arrangements, and there is no assurance that the Company will complete that or any other offering.

      While no assurance can be given, management believes the Company can raise adequate capital to keep the Company functioning during 1997. No assurance can be given that the Company can successfully obtain any working capital or complete any proposed offerings or, if obtained, that such funding will not cause a dilution to shareholders of the Company. Further, no assurance can be given as to the completion of research and development and the successful marketing of the technologies. See Item 1. "Description of Business - Risk Factors - Public Offering Uncertain."

ITEM 3. PROPERTIES

      The Company occupies office space at 1200 Prospect Street, Suite 425, LaJolla, California 92037 pursuant to a lease commencing August 30, 1996, and ending October 30, 1997, for which the Company pays an annual rent of $30,600. The Company believes it will be able to renew said lease and that its current facilities are sufficient to meet the requirements of the Company's planned growth for approximately the next year.

      The Company also occupies office space at the premises of Technion Entrepreneureal Incubator, Ltd., in Haifa, Israel, on a month-to-month tenancy basis. The Company expects to commence rental payments for such Israeli office in March, 1997 at the rate of $300 per month. Such office will be utilized by the Company for its contemplated, Israeli technology development and marketing activities. See, Item 1., "Description of Business -- General."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's securities at the date of this Registration Statement by each person known by the Company to beneficially own more than 5% of each class of the Company's securities. At the date of this Registration Statement only shares of the Company's Common Stock are issued and outstanding.

-------------------------------------------------------------------------------------------------
                 Name and Address of Beneficial Owner    Amount and nature of Beneficial Percent
Title of Class                                           Ownership                       of Class
-------------------------------------------------------------------------------------------------
Common Stock     Kurt Seifman                                       2,848,800             17.07%
                 150 East 58th Street
                 New York, New York  10155

                 Peter Gulko                                        1,355,000              8.12%
                 976 Rock Haven Drive
                 Rockville, Maryland 20852

      The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's securities at the date of this Registration Statement by each director and executive officer of the Company, and by the directors and executive officers as a group.

-------------------------------------------------------------------------------------------------
                 Name and Address of Beneficial Owner    Amount and nature of Beneficial Percent
Title of Class                                           Ownership                       of Class
=================================================================================================
Common Stock     Peter Gulko                                        1,355,000              8.12%

                 Randolph A. Graves, Jr.                              615,000              3.69%

                 Hans-Joachim Skrobanek                               145,000              0.87%

                 Karl J. Krobath                                       25,000              0.15%

Directors and
Officers as a Group                                                 2,140,000             12.84%
-------------------
    (4 persons)

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

      The directors and executive officers of the Company are as follows:


       Name                  Age               Position with the Company
       ----                  ---               -------------------------

Randolph A. Graves, Jr.      57              Director, Chairman and Chief
                                             Executive Officer, President

Karl J. Krobath              62              Director

Hans-Joachim Skrobanek       46              Director, Secretary

Peter Gulko                  48              Director

      Dr. Randolph A. Graves, Jr. has served as a Director, Chairman and Chief Executive Officer of the Company since its incorporation in May, 1995. From November, 1992, until January, 1995, Dr. Graves was the President and Chief Executive Officer of Mosaic Multisoft Corp., a computer software company. From February, 1991, until November, 1992, Dr. Graves was President of Graves Technology, Inc., a technology consulting company. From September, 1989, until January, 1991, Dr. Graves was the Vice President - Applications, of Super Computing Solutions, Inc., a computer and software development company. From June, 1963, until September, 1989, Dr. Graves was the Research and Development Division Director of the National Aeronautics and Space Administration in Washington, D.C. Dr. Graves received his Doctor of Science degree in 1978 from the George Washington University, and a Masters degree in Business from Stanford University in 1983.

      Karl J. Krobath has served as a Director of the Company since its incorporation in May, 1995. In addition to his duties as a Director of the Company, since 1995 Mr. Krobath has been Chairman and Chief Executive Officer of Eurowaste Management, Ltd. which is involved in the development, ownership and operation of waste-to-energy plants utilizing the Company's waste-to-energy technology (see Item 1. "Description of Business - Risk Factors - Conflicts of Interest," and Item 7. "Certain Relationships and Related Transactions"); and since 1994 Mr. Krobath has served as a business advisor to Nordex, GmbH, a trading company in Vienna, Austria. From 1993 until 1994, Mr. Krobath was the President of Eisenbeiss-Sohne, an Austrian gear manufacturing company. From 1991 through 1992, he was engaged as an East-West trading consultant in the trading business maintained by Dr. Karl Pisec in Vienna, Austria. In 1962 Mr. Krobath received a Masters Degree in Science from Montanuniversitat (University for Mining and Metallurgy) in Austria.

      Hans-Joachim Skrobanek has served as a Director and the Secretary of the Company since its incorporation in May, 1995. In addition to his duties as a Director and Secretary of the Company, since 1995 Mr. Skrobanek has been employed as a managing director of ERBC Holdings, Ltd., a project development and finance company in Rockville, Maryland, where he has coordinated that company's Western European activities; and since 1995 has been the President of Arbat American Autopark, Ltd., which is involved in the development, ownership and operation of parking garages utilizing the Company's automated parking technology. See Item 1. "Description of Business - Risk Factors Conflicts of Interest," and Item 7. "Certain Relationships and Related Transactions." From 1989 through 1994 Mr. Skrobanek was a managing director of FBT, a finance company in Berlin, Germany, where he was involved in that company's East-West financing transactions. In 1976 Mr. Skrobanek received a Diploma in Economics from the Johann Wolfgang Goethe Universitat in Frankfurt, Germany.

      Peter Gulko has been a Director of the Company since its incorporation in May, 1995. From May, 1994, Mr. Gulko has also been employed as a managing director of ERBC Holdings, Ltd., where he is involved in that company's activities in the former Soviet Union. See Item 1. "Description of Business -Risk Factors - Conflicts of Interest," and Item 7. "Certain Relationships and Related Transactions." From 1995 Mr. Gulko has also been the President of CIS Development, Inc., a consulting company of which he is the sole owner. From 1991 until 1994 Mr. Gulko was the director of the Moscow, Russia, office of TMR, International, a technology transfer company that specialized in oil refining. Mr. Gulko is a 1973 recipient of a Masters Degree in Civil Engineering from Novocherkassk University in Russia.

ITEM 6. EXECUTIVE COMPENSATION

      The following table sets forth the compensation paid by the Company for services rendered in all capacities during the calendar years 1996 and 1995 to those persons who served as it chief executive officer during 1996. No other executive officer or key employee (other than the chief executive officer) was compensated in excess of $100,000.

-----------------------------------------------------------------------------------------------------------------
                                             SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------
                                                                                    Annual Compensation
-----------------------------------------------------------------------------------------------------------------
                                                                                                     Other Annual
                                                                           Salary        Bonus       Compensation
                 Name and Principal Position                    Year         ($)          ($)             ($)
-----------------------------------------------------------------------------------------------------------------
                                                                1996       $7,375       $20,000        $243,109
Randolph A. Graves, Jr, President & Chief Executive Officer...  1995          0            0            $10,500
-----------------------------------------------------------------------------------------------------------------

Employment Agreement

      The Company has entered into an Employment Agreement with Dr. Randolph Graves, Jr., as President of the Company. The term of that agreement expires on December 31, 1998, and is subject to renewal for additional two-year periods thereafter, and is also subject to earlier termination upon the occurrence of certain specified events. Pursuant to the Employment Agreement, Dr. Graves will be entitled to receive: (i) a base salary of $77,374 per year, subject to modification upon each renewal; (ii) an additional 255,000 shares of the Company's Common Stock (which shares were issued to Dr. Graves in fiscal year
1996) and such bonus and other additional compensation as the Board of Directors may authorize.

      The Employment Agreement also contains covenants prohibiting the employee, during the term of the Agreement and the one year period commencing upon termination of the Agreement, from directly or indirectly competing with the Company, and prohibiting the employee, during the term of the Agreement and the three-year period following its termination, from disclosing any of the Company's proprietary information and/or trade secrets.

Board of Directors

      All Directors hold office until the next annual meeting of shareholders of the Company or until their successors have been elected. All officers are appointed annually by the Board of Directors and, subject to existing employment agreements, serve at the discretion of the Board. Directors who are employees of the Company receive no compensation for serving on the Board of Directors. It is expected that Directors who are not employees of the Company will receive compensation for their services in an amount to be determined. All Directors are reimbursed by the Company for any expenses incurred in attending Director's meetings. The Company may attempt to obtain Officers and Directors liability insurance.

Audit Committee of the Board of Directors

      The Board of Directors has established an Audit Committee, the current members of which are Messrs. Graves and Krobath. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

1995 Incentive Stock Option Plan

      The Company has adopted its 1995 Incentive Stock Option Plan ("Plan"). The Board believes that the Plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the Plan, options to purchase an aggregate of not more than 500,000 shares of Common Stock may be granted from time to time to key employees, officers, directors, advisors and consultants to the Company or to any of its subsidiaries.

      The Plan is currently administered by the Board of Directors which may empower a committee to administer the Plan. The Board is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the individuals to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for options granted under the Plan are determined by the Board of Directors provided that the exercise price of incentive stock options ("ISOs") will not be less than 100% of the fair market value of a share of the Common Stock on the date the option is granted (110% of fair market value on the date of grant of an ISO if the optionee owns more than 10% of the Common Stock of the Company). Upon exercise of an option, the optionee may pay the purchase price with previously acquired securities of the Company, or at the discretion of the Board, the Company may loan some or all of the purchase price to the optionee.

      Options will be exercisable for a term determined by the Board, which will not be greater than ten years from the date of grant (five years in the case of ISO's). Options may be exercised only while the original grantee has a relationship with the Company which confers eligibility to be granted options or within three months after termination of such relationship with the Company, or up to one year after death or total and permanent disability. In the event of the termination of such relationship between the original grantee and the Company for cause (as defined in the Plan), all options granted to that original optionee terminate immediately. In the event of certain basic changes in the Company, including a reorganization, merger or consolidation of the Company, or the purchase of shares pursuant to a tender offer for shares of Common Stock of the Company, in the discretion of the Committee, each option may become fully and immediately exercisable. ISOs are not transferable other than by will or the laws of descent and distribution. Non-qualified stock options may be transferred to the optionee's spouse or lineal descendants, subject to certain restrictions. Options may be exercised during the holder's lifetime only by the holder, his or her guardian or legal representative.

      Options granted pursuant to the Plan may be designated as ISOs, with the attendant tax benefits provided under Section 421 and 422 of the Internal Revenue Code of 1986. Accordingly, the Plan provides that the aggregate fair market value (determined at the time an ISO is granted) of the Common Stock subject to ISOs exercisable for the first time by an employee during any calendar year (under all plans of the Company and its subsidiaries) may not exceed $100,000. The Board may modify, suspend or terminate the Plan; provided, that certain material modifications affecting the Plan must be approved by the stockholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

      To date, no options have been granted pursuant to the Plan.

Compensation of Directors

      The Company's directors do not receive any compensation for their service as directors or on any committee of the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholder and Other Loans.

      On June 30, 1996, Richard A. Wall Associates, Inc. a company controlled by Richard A. Wall (who has acted as a consultant to and a promotor of the Company) loaned $128,300 to the Company, payable with accrued interest at the rate of 10% per anum, on December 31, 1996.

      On August 31, 1996, Richard A. Wall Associates, Inc., Chad Nellis (a shareholder and the son of Mr. Wall) and D.K. Rogers (a shareholder and consultant to the Company) loaned to the Company $13,000, $100,000, and $100,000, respectively, each such loan being payable, with accrued interest at the rate of 10% per annum, on December 31, 1996.

      The loans made by Richard A. Wall Associates, Inc., were repaid in full in fiscal year 1996. The loans made by Mr. Nellis and Ms. Rogers were fully converted into four Units in the Company's third unregistered offering of Common Stock pursuant to Rule 506 of Regulation D under the Securities Act. See Item
10. "Recent Sales of Unregistered Securities."

Issuance of Common Stock to Consultants and Advisors.

      On October 10, 1995, the Company granted options to Richard A. Wall, Kelly Capital Corporation and Ruffa & Ruffa, to acquire 200,0002 shares, each, of the Company's Common Stock in exchange for past financial public relations, investment banking and legal services, respectively. The shares issuable upon exercise of those options were part of the Company's first unregistered offering of Common Stock pursuant to Rule 504 of Regulation D under the Securities Act of 1933. See Item 10. "Recent Sales of Unregistered Securities." All such options were exercised on January 18, 1996.(1)

      The services of Mr. Wall, Kelly Capital Corporation and Ruffa & Ruffa were each valued by the Company at $25,000, which valuation the Company believes to be fair and reasonable.

Common Directors and Shareholders

      See Item 1. "Description of Business - Risk Factors - Conflicts of Interest."

      ERBC Holdings, Ltd. ERBC Holdings, Ltd., a Delaware corporation ("ERBC"), is the beneficial owner of 255,000 shares of the Company's Common Stock. Two employees of ERBC, Hans-Joachim Skrobanek and Peter Gulko, are shareholders and directors of the Company, and Mr. Skrobanek is the Secretary of the Company. Mr. Skrobanek is the beneficial owner of 145,000 shares, and Mr. Gulko is the beneficial owner of 1,355,000 shares, of the Company's Common Stock. The chief executive officer of ERBC, Kurt Seifman, is the beneficial owner of 2,336,300 shares of the Company Common Stock.

      Eurowaste Management, Ltd. The chairman and chief executive officer of Eurowaste Management, Ltd., a Delaware corporation ("Eurowaste"), Karl Krobath, is a shareholder and director of the Company. Mr. Krobath is the beneficial owner of 25,000 shares of the Company's Common Stock.

      Arbat American Autopark, Ltd. Hans-Joachim Skrobanek, a shareholder, director and the Secretary of the Company, is a shareholder and president of Arbat American Autopark, Ltd., a Delaware corporation ("Arbat American"). ERCB is the beneficial owner of 40% of the outstanding common stock of Arbat American.

----------
      (1) On June 1, 1996, the Company's Board of Directors authorized a four-for-one forward split of the then outstanding shares of the Company's Common Stock. The number of shares of Common Stock issuable upon exercise of the foregoing options has been restated to reflect such stock split.

Transactions Involving ERBC, Eurowaste and Arbat American.

      See Item 1. "Description of Business - Risk Factors - Conflicts of Interest."

      Silicon-Organic (EKOR) Compound. Pursuant to the License Agreement among the Euro-Asian Physical Society ("EAPS"), a professional society of scientists, physicists and engineers in the former Soviet Union (as Licensor), and ERBC (as Licensee) dated September 6, 1996 (the "EAPS-ERBC License") ERBC became the exclusive licensee of all right, title and interest in and to the EKOR technology in Canada, China, Japan, the Republic of Korea, the United States of America, Ukraine and all countries that are members of the European Patent Agreement (the "Territory") for a term expiring on August 1, 2014. The EAPS-ERBC License, among other things, grants ERBC the right to sub-license its rights and interest thereunder. Pursuant to the License Agreement among ERBC and the Company dated September 16, 1996 (the "ERBC-Eurotech License"), ERBC exclusively sub-licensed all of its right, title and interest in and to the EKOR technology to the Company for a term co-terminus with the term of the EAPS-ERBC License. Pursuant to an agreement among Kurchatov Research Holdings, Ltd., a Delaware corporation ("KRH") and the Company dated January 28, 1997, 50% of the net profits the Company derives from the commercialization, sale or licensing of any technology developed by the I.V. Kurchatov Institute ("Kurchatov") and EAPS will be remitted to KRH. 50% of the KRH's outstanding capital stock is owned by ERBC, and 50% is owned by individual Russian scientists, researchers and academics affiliated with either or both Kurchatov and EAPS.

      Waste-to-Energy Technology. Pursuant to a letter agreement among the Company and Eurowaste Management, Ltd., a Delaware corporation ("Eurowaste") dated September 18, 1996, Eurowaste has agreed to pay to the Company $2,450,000 upon the initiation of construction of the first waste-to-energy plant in which Eurowaste is involved, and to pay to the Company $425,000 upon the initiation of construction of each additional waste-to-energy plan in which Eurowaste is involved. The Company believes that the terms of this agreement are fair and commercially reasonable.

      Automated Parking Garages. Pursuant to a letter agreement among the Company and Arbat American Autopark, Ltd., a Delaware corporation ("Arbat American") dated January 28, 1997, Arbat American has agreed to pay to the Company $1,250 per parking space in each parking garage erected by Arbat American or any affiliate of Arbat American the design of which substantially conforms to the technology, designs, renderings, blueprints and plans previously furnished by the Company to Arbat American. The Company believes that the terms of such agreement are fair and commercially reasonable.

ITEM 8. LEGAL PROCEEDINGS

      The Company is not involved in any litigation.

ITEM 9. MARKET PRICE AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

      Trading Market. The Company's Common Stock trades on the NASDAQ Electronic Bulletin Board market.

      Principal Market-Makers. Following are the principal market-makers in the Company's Common Stock: Cantor Fitzerald Securities, Grady & Hatch, Olson & Company, Sherwood Securities, Fahnstock & Co., Paragon Capital Corporation, and Nash Weiss & Co.

      Number of Shareholders of Record. The following table sets forth the approximate number of holders of record of the Company's Common Stock at the end (December 31) of fiscal year 1996. The Common Stock is the only class of the Company's equity securities share of which are outstanding.


------------------------------------------------------------------------
        Title of Class                 Number of Record Holders
                                 at end (Dec. 31) of Fiscal Year 1996
------------------------------------------------------------------------
         Common Stock                             59

Dividends. To date the Company has not declared or paid dividends on its Common Stock. The Company presently plans to retain earnings, if any, for use in its business.

Market Price. The following table set forth the quarterly high and low closing bid and closing asked prices for the Company's Common Stock, since July 25, 1995:

                                        CLOSING BID                      CLOSING ASKED
              1995               HIGH                   LOW      HIGH                   LOW
              ----               --------------------------      --------------------------
JULY 25
(First Available)
THRU                               2.875              2.125        3.125               2.375
SEPT. 29

OCT. 2
THRU                               4                  2.25         4.50                3
DEC. 29

              1996
              ----

JAN. 2
THRU
MAR. 29                            5.375              4            5.875               4.50
(Excluding Jan. 8)

APR. 1
THRU                               9.25               2.50         9.625               3
JUNE 21

JUNE 24
THRU                               2.625              2            2.875               2.375
JUNE 28

JULY 1
THRU                               2.50               1.325        2.625               1.40625
SEPT. 30

OCT. 1
THRU                              10                  1.9375      10.25                2.0625
DEC. 31

              1997
              ----

JAN. 2
THRU                              12.25               1.825       12.50                8.50
JAN. 28

         The foregoing data represents prices between dealers and does not include retail mark-ups, mark-downs or commissions, nor does such data represent actual transactions or adjustments for stock-splits or dividends.

Source:  National Quotation Bureau, Inc.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

      In December, 1995, the Company completed a private placement of 4,280,000(1) shares of its Common Stock for an aggregate offering price of $305,000, of which: (i) 440,000 shares were issued in exchange for services rendered in connection with that offering, valued by the Company at $27,500;
(ii) 600,000 shares were issued in exchange for certain legal, financial public relations and investment banking services rendered to the Company and valued by the Company at $75,000 in the aggregate; and (iii) 600,000 shares were issued in exchange for a certain technology license, valued by the Company at $37,500. The shares were offered and sold in reliance on an exemption from registration pursuant to Rule 504 of Regulation D under the Securities Act of 1933 (the "Act") and only to accredited investors within the meaning of Rule 501 of the Regulation D under the Act. The proceeds of such offering have been used as follows:

                          Purpose                                  Amount

                  Payment for services rendered                 $  102,500
                  Acquisition of technology license             $   37,500
                  Technology development                        $  165,000

      In June, 1996, the Company completed a private placement of 2,718,0001 shares of its Common Stock for an aggregate offering price of $679,500. The shares were offered and sold in reliance on an exemption from registration pursuant to Rule 504 of Regulation D under the Securities Act of 1933 (the "Act") and only to accredited investors within the meaning of Rule 501 of the Regulation D under the Act. The proceeds of such offering have been used as follows:

                          Purpose                                  Amount

                  Bonuses                                        $  20,000
                  Accounting Fees                                   22,000
                  Technology Development                           637,500

In December, 1996, the Company completed a private placement of 40 Units, each consisting of the Company's one-year promissory note in the principal amount of $50,000 and 25,000 shares of its Common Stock for an aggregate offering price of $2,000,000. The Units were offered and sold in reliance on an exemption from registration pursuant to Rule 506 of Regulation D under the Act, and only to accredited investors within the meaning of Rule 501 of Regulation D under the Act.

----------
      (1) On June 1, 1996, the Company's Board of Directors authorized a four-for-one forward split of the then outstanding shares of the Company's Common Stock. The number of shares issued in this offering have been re-stated adjusted to reflect such stock split.

         The proceeds of such offering have been used as follows:

                          Purpose                                  Amount

                  Legal fees                                     $ 120,000
                  Accounting fees                                    5,000
                  Consulting fees                                  350,000
                  Repayment of loans                               210,000
                  Salaries                                         100,000
                  Technology development                           915,000
                  Reserved for working capital                     300,000

ITEM 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

      The capital stock being registered is Common Stock

General

      The Company's authorized capital consists of 50,000,000 shares of Common Stock, par value $.00025 per share, and 1,000,000 shares of "blank check" Preferred Stock (the "Blank Check Preferred Stock"). As of the date of this Registration Statement there are outstanding 16,671,836 shares of Common Stock, and no shares of Blank Check Preferred Stock.

Common Stock

      The Company is authorized to issue 50,000,000 shares of Common Stock. All the issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable. Each outstanding share of Common Stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors of the Company. In the event of a voluntary or involuntary liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The holders of the Common Stock have no preemptive rights with respect to the Company's offerings of shares of its Common Stock. Holders of Common Stock are entitled to dividends if, as and when declared by the Board of Directors out of the funds legally available therefor. It is the present intention of the Company to retain earnings, if any, for use in its business. Dividends are, therefore, unlikely in the foreseeable future.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's Certificate of Incorporation provides that the Company shall, to the full extent permitted by Section 29-304 of the District of Columbia Business Corporation Act, as from time to time amended and in effect (the "BCA"), indemnify any and all persons it has the power to indemnify under said section. Section 29-304 of the BCA grants to the Company the power to indemnify any and all of its directors or officers or former directors of officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties or a party, by reason of being or having been directors or officers or a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person is adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The foregoing provisions of the Company's Certificate of Incorporation may reduce the likelihood of derivative litigation against the Company's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit the Company and its stockholders.

      Additionally, the Company's By-Laws provide for the indemnification of directors and officers. The specific provisions of the By-Laws related to such indemnification are as follows:

                                   ARTICLE VI
                                 INDEMNIFICATION

      No director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability which may be specifically defined by law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by law. The corporation shall indemnify to the fullest extent permitted by law each person that such law grants the corporation the power to indemnify.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      See, Part F/S.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      Since its incorporation, the Company has neither changed nor had any disagreements with its accountants, Tabb, Conigliaro & McGann, P.C.

PART F/S

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          INDEX TO FINANCIAL STATEMENTS


                                                                     Page Nos.
                                                                     ---------

INDEPENDENT AUDITORS' REPORT                                            F-2

BALANCE SHEETS                                                          F-3
     At December 31, 1995 (Audited) and September 30, 1996
       (Unaudited)

STATEMENTS OF OPERATIONS                                                F-4
     For the Period from Inception (May 26, 1995) to December
        31, 1995 (Audited), the Period from Inception (May 26,
        1995) to September 30, 1995 (Unaudited), the Nine Months
        Ended September 30, 1996 (Unaudited) and the Period from
        Inception (May 26, 1995) to September 30, 1996 (Unaudited)

STATEMENTS OF STOCKHOLDERS' (DEFICIENCY) EQUITY                         F-5
     For the Period from Inception (May 26, 1995) to December 31,
        1995 (Audited) and the Nine Months Ended September 30,
        1996 (Unaudited)

STATEMENTS OF CASH FLOWS                                                F-6
     For the Period from Inception (May 26, 1995) to December 31,
        1995 (Audited), the Period from Inception (May 26, 1995) to September 30, 1995 (Unaudited), the Nine Months Ended
        September 30, 1996 (Unaudited) and the Period from Inception
        (May 26, 1995) to September 30, 1996 (Unaudited)

NOTES TO FINANCIAL STATEMENTS                                        F-7 - F-20

Board of Directors and Stockholders
Eurotech, Ltd.

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Eurotech, Ltd. (a development stage company) as of December 31, 1995 and the related statements of operations, stockholders' equity (deficiency), and cash flows for the period from inception (May 26, 1995) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurotech, Ltd. (a development stage company) at December 31, 1995 and the results of its operations and its cash flows for the period from inception (May 26, 1995) to December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered a loss from operations in its initial year of operations and has working capital of $42,001 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             /s/ TABB, CONIGLIARO & McGANN, P.C.
                                             -----------------------------------
                                             TABB, CONIGLIARO & McGANN, P.C.

New York, New York
March 22, 1996
  (Except for Notes 2(l) and 2(m), as to which the date is June 1, 1996)

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                                 BALANCE SHEETS


                                   A S S E T S

                                                           At           At
                                                        December     September
                                                        31, 1995     30, 1996
                                                        ---------   -----------
                                                                    (Unaudited)
CURRENT ASSETS:
  Cash (Note 9)                                         $  54,001   $      --
  Prepaid expenses                                          1,100           200
                                                        ---------   -----------

      TOTAL CURRENT ASSETS                                 55,101           200

COMPUTER EQUIPMENT - net of accumulated
  depreciation (Note 3)                                      --           1,660

ORGANIZATION COSTS - net of accumulated
  amortization (Note 4)                                     1,375         1,142

DEFERRED OFFERING COSTS (Note 11)                            --          75,000

SECURITY DEPOSIT                                             --           2,500
                                                        ---------   -----------

      TOTAL ASSETS                                      $  56,476   $    80,502
                                                        =========   ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Bank overdraft                                        $    --     $    24,959
  Accrued expenses (Notes 8 and 10)                        13,100       703,047
  Notes payable - shareholders (Note 5)                      --         341,300
  Accrued interest payable - shareholders                    --           4,983
                                                        ---------   -----------

      TOTAL CURRENT LIABILITIES                            13,100     1,074,289
                                                        ---------   -----------

COMMITMENTS AND OTHER MATTERS (Notes 1, 8, 9,
  10, 11 and 13)

STOCKHOLDERS' EQUITY (DEFICIENCY):
  Preferred stock - $0.01 par value; 1,000,000
     shares authorized; -0- shares issued and
     outstanding                                             --            --
  Common stock - $0.00025 par value; 50,000,000
     shares authorized; 9,500,800 and 15,666,800
     shares issued and outstanding at December 31,
     1995 and September 30, 1996, respectively
     (Note 6)                                               2,375         3,917
  Additional paid-in capital                              482,227     1,980,523
  Additional paid-in capital - stock options
     (Note 6)                                              75,000          --
  Due from stockholders (Note 6)                           (3,000)       (1,000)
  Deficit accumulated during the development
     stage                                               (513,226)   (2,977,227)
                                                        ---------   -----------

      TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)              43,376      (993,787)
                                                        ---------   -----------

      TOTAL LIABILITIES AND STOCKHOLDERS'
          EQUITY (DEFICIENCY)                           $  56,476   $    80,502
                                                        =========   ===========

See Independent Auditors' Report.
See notes to financial statements.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                                                              For the Period from
                               For the Period from Inception    For the Nine      Inception
                                    (May 26, 1995) to           Months Ended   (May 26, 1995) to
                                ---------------------------     ------------  -------------------
                                 December        September         September       September
                                 31, 1995        30, 1995          30, 1996        30, 1996
                                -----------     -----------     ------------     -----------
                                                (Unaudited)       (Unaudited)     (Unaudited)

REVENUES                        $      --       $      --       $       --       $      --
                                -----------     -----------     ------------     -----------

OPERATING EXPENSES:
  Compensatory element of
    stock issuances (Note 6)           --              --          1,105,188       1,105,188
  Research and development
    (Note 8)                        212,061         118,061          795,550       1,007,611
  Consulting fees (Notes 8
    and 10)                         266,900         166,000          245,453         512,353
  Other general and
    administrative                   34,265          11,098          312,827         347,092
  Interest expense (Note 5)            --              --              4,983           4,983
                                -----------     -----------     ------------     -----------

    TOTAL OPERATING EXPENSES        513,226         295,159        2,464,001       2,977,227
                                -----------     -----------     ------------     -----------

NET LOSS                        $  (513,226)    $  (295,159)    $ (2,464,001)    $(2,977,227)
                                ===========     ===========     ============     ===========


NET LOSS PER COMMON SHARE       $    (0.063)    $    (0.040)    $     (0.196)
                                ===========     ============    ============

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING              8,159,467       7,416,356       12,576,467
                                ===========     ============    ============




See Independent Auditors' Report.
See notes to financial statements.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
        FOR THE PERIOD FROM INCEPTION (MAY 26, 1995) TO DECEMBER 31, 1995
            AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                 (Notes 6 and 7)

                                                                                                   Additional
                                                                                     Additional      Paid-in
                                                   Date of         Common Stock        Paid-in    Capital Stock    Due From
                                                  Transaction    Shares     Amount      Capital       Options     Stockholders
                                                  -----------   ---------   --------   ----------  -------------- ------------
                                                                 (1)

Period Ended December 31, 1995:
Founder shares issued ($0.00025 per share)        05/26/95     4,380,800    $1,095    $    (1,095)    $   --       $  --
Issuance of stock for offering consulting fees
  ($0.0625 per share)                             08/31/95       440,000       110         27,390         --          --
Issuance of stock ($0.0625 and $0.25
  per share)                                      Various      4,080,000     1,020        523,980         --        (3,000)
Issuance of stock for license ($0.0625 per
  share)                                          08/31/95       600,000       150         37,350         --          --
Issuance of stock options for offering legal
  and consulting fees                                               --        --             --         75,000        --
Offering expenses                                                   --        --         (105,398)        --          --
Net loss                                                            --        --             --           --          --
                                                              ----------    ------    -----------     --------     -------

Balance - December 31, 1995                                    9,500,800     2,375        482,227       75,000      (3,000)

Nine Months Ended September 30, 1996:
         (Unaudited)

Issuance of stock ($0.25 per share)               Various      1,278,000       320        319,180         --          --
Exercise of stock options                         01/18/96       600,000       150         75,000      (75,000)       --
Issuance of stock for consulting fees
  ($0.34375 per share)                            03/22/96       160,000        40         54,960         --          --
Issuance of stock for consulting fees ($0.0625
  per share)                                      05/15/96     2,628,000       657        163,593         --          --
Issuance of stock for consulting fees
  ($0.590625 per share)                           06/19/96     1,500,000       375        885,563         --          --
Repayment by stockholders                                           --        --             --           --         2,000
Net loss                                                            --        --             --                       --
                                                              ----------    ------    -----------     --------     -------

Balance - September 30, 1996 (Unaudited)                      15,666,800    $3,917    $ 1,980,523     $   --       $(1,000)
                                                              ==========    ======    ===========     ========     =======

                                                       Deficit
                                                     Accumulated
                                                      During the
                                                     Development
                                                        Stage          Total
                                                     -----------      --------

Period Ended December 31, 1995:
Founder shares issued ($0.00025 per share)          $      --       $      --
Issuance of stock for offering consulting fees
  ($0.0625 per share)                                      --            27,500
Issuance of stock ($0.0625 and $0.25
  per share)                                               --           522,000
Issuance of stock for license ($0.0625 per
  share)                                                   --            37,500
Issuance of stock options for offering legal
  and consulting fees                                      --            75,000
Offering expenses                                          --          (105,398)
Net loss                                               (513,226)       (513,226)
                                                    -----------     -----------

Balance - December 31, 1995                            (513,226)         43,376

Nine Months Ended September 30, 1996:
         (Unaudited)

Issuance of stock ($0.25 per share)                        --           319,500
Exercise of stock options                                  --               150
Issuance of stock for consulting fees
  ($0.34375 per share)                                     --            55,000
Issuance of stock for consulting fees ($0.0625
  per share)                                               --           164,250
Issuance of stock for consulting fees
  ($0.590625 per share)                                    --           885,938
Repayment by stockholders                                  --             2,000
Net loss                                             (2,464,001)     (2,464,001)
                                                    -----------     -----------

Balance - September 30, 1996 (Unaudited)            $(2,977,227)    $  (993,787)
                                                    ===========     ===========


(1) Share amounts have been restated to reflect the 4 for 1 stock split on June 1, 1996.


See Independent Auditors' Report.
See notes to financial statements.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                                 For the Period from
                                         For the Period from       For the Nine      Inception
                                     Inception (May 26, 1995) to   Months Ended  (May 26, 1995) to
                                     ---------------------------   ------------  -------------------
                                        December     September      September        September
                                        31, 1995     30, 1995       30, 1996         30, 1996
                                        --------     --------       ---------        --------
                                                    (Unaudited)    (Unaudited)      (Unaudited)
CASH FLOWS FROM OPERATING
  ACTIVITIES
    Net loss                           $(513,226)    $(295,159)    $(2,464,001)    $(2,977,227)
    Adjustments to reconcile net
      loss to net cash used in
      operating activities:
        Depreciation and
          amortization                       182           104             351             533
        Accrued interest payable -
          shareholders                      --            --             4,983           4,983
        Stock issued for license          37,500        37,500            --
        Compensatory element of                                                         37,500
          stock issuances                   --            --         1,105,188       1,105,188
                                       ---------     ---------     -----------     -----------

            Sub-total                   (475,544)     (257,555)     (1,333,479)     (1,809,023)

        Cash provided by (used in)
          the change in assets and
          liabilities:
            (Increase) decrease in
               prepaid expenses           (1,100)         (100)            900            (200)
            Increase in security
               deposit                      --            --            (2,500)         (2,500)
            Increase in accrued
               expenses                   13,100         6,550         689,947         703,047
                                       ---------     ---------     -----------     -----------

           NET CASH USED IN
             OPERATING ACTIVITIES       (463,544)     (251,105)       (665,132)     (1,128,676)
                                       ---------     ---------     -----------     -----------

CASH FLOWS FROM INVESTING
  ACTIVITIES
    Organization costs                    (1,557)       (1,557)           --            (1,557)
    Capital expenditures                    --            --            (1,778)         (1,778)
                                       ---------     ---------     -----------     -----------

           NET CASH USED IN
             INVESTING ACTIVITIES         (1,557)       (1,557)         (1,778)         (3,335)
                                       ---------     ---------     -----------     -----------

CASH FLOWS FROM FINANCING
  ACTIVITIES
    Proceeds from exercise of stock
      options                               --            --               150             150
    Proceeds from issuance of
      common stock                       522,000       282,000         319,500         841,500
    Deferred offering costs                 --            --           (75,000)        (75,000)
    Offering costs                        (2,898)       (1,391)           --            (2,898)
    Repayment by stockholders               --            --             2,000           2,000
    Proceeds from notes payable -
      stockholders                          --            --           341,300         341,300
                                       ---------     ---------     -----------     -----------

         NET CASH PROVIDED BY
           FINANCING ACTIVITIES          519,102       280,609         587,950       1,107,052
                                       ---------     ---------     -----------     -----------

INCREASE (DECREASE) IN CASH               54,001        27,947         (78,960)        (24,959)

CASH - BEGINNING                            --            --            54,001            --
                                       ---------     ---------     -----------     -----------

CASH (BANK OVERDRAFT) - ENDING         $  54,001     $  27,947     $   (24,959)    $   (24,959)
                                       =========     =========     ===========     ===========

See Independent Auditors' Report.
See notes to financial statements.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  1 -         BUSINESS AND CONTINUED OPERATIONS

                  Eurotech, Ltd. (the "Company") was incorporated under the laws of the District of Columbia on May 26, 1995. The Company has been in the development stage since its formation. The Company is a technology transfer, holding and management company formed to commercialize new, existing but previously unrecognized and previously "classified" technologies, with a particular emphasis on those developed by prominent research institutes and individual researchers in the former Soviet Union, and to license Western technologies for business and other commercial applications in Central Europe, Eastern Europe, Ukraine and Russia. The Company acquires selected technologies by purchase, assignments and licensing arrangements. The Company operates its business by licensing its technologies to end-users and through development and operating joint ventures and strategic alliances.

                  The Company became qualified to do business in California on February 1, 1996.

                  As shown in the accompanying financial statements, the Company has incurred losses from operations from inception. As of September 30, 1996, the Company has a stockholders' deficiency of $993,787, a working capital deficiency of $1,074,089 and has an accumulated deficit since inception of $2,977,227. The Company requires additional funds to continue research and development efforts and complete the necessary work to commercialize its technologies. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                  In order to continue its operations as a going concern, the Company must obtain additional financing. During 1996, the Company has financed its operations through sale of its securities, shareholder loans and a bridge financing of $2,000,000, which was completed during December of 1996 (see
                  Note 13).

                  The Company is exploring additional sources of working capital, which include a proposed public offering of preferred stock (Note 11). The Company's ability to continue as a going concern is dependent upon obtaining the additional financing, completion of research and development and the successful marketing of certain technologies. These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  a)       Basis of Accounting

                  The Company presents its financial statements on the accrual basis of accounting in compliance with generally accepted accounting principles.

                  b)       Revenue Recognition

                  The Company will derive substantially all of its revenue from the sale, licensing and sub-licensing of technology. Revenue from the sale of technology will be recognized in the year of sale. Revenue from licensing and sub-licensing will be recognized in the year received.

                  c)       Research and Development

                  Research and development costs are charged to expense as incurred.

                  d)       Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  e)       Fair Value of Financial Instruments

                  Cash, security deposit, accrued expenses and notes payable shareholders are reflected in the accompanying balance sheets at amounts considered by management to reasonably approximate fair value.

                  f)       Cash and Cash Equivalents

                  The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

                  g)       Computer Equipment

                  Computer equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of five years.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENT
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  h)       Organization Costs

                  Organization costs are being amortized on a straight line basis over 5 years.

                  i)       Income Taxes

                  The Company provides for federal and state income taxes currently payable and deferred income taxes under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

                  For the period from inception (May 26, 1995) to December 31, 1995, pursuant to Internal Revenue Service Code Section 195, the Company elected to treat its expenditures as start-up costs. These costs totalling approximately $510,000 will be treated as deferred expenses to be amortized on a straight-line basis over 5 years.

                  The Company did not require a tax provision for the period ended December 31, 1995 and the nine months ended September 30, 1996 as a result of operating losses during these periods. As of September 30, 1996, the Company has a net operating loss to be carried forward for income tax purposes of approximately $2,567,000 expiring in 2011. The deferred tax asset relating to this carryforward, for which the Company maintains a 100% valuation allowance, approximated $873,000 at September 30, 1996. The valuation allowance resulted in a difference between the statutory tax rate of 34% and the Company's effective tax rate of 0%.

                  Pursuant to Section 382 of the Internal Revenue Code, substantial restrictions are imposed on the utilization of the net operating loss carryforwards in the event of an ownership change.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  j)       Impairment of Assets

                  In March 1995, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 is effective for the Company's fiscal year commencing January 1, 1996. The Company believes adoption of SFAS 121 did not have a material impact on its financial statements.

                  k)       Stock-Based Compensation

                  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with proforma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its stock based compensation plans in accordance with the provisions of APB 25.

                  l)       Stock Split

                  On June 1, 1996, the Board of Directors authorized four-for-one stock split, thereby increasing the number of issued and outstanding common shares to 14,166,800 and decreasing the par value of each common share to $0.00025. All references in the accompanying financial statements to the number of common shares and per share amounts for 1995 and 1996 have been restated to reflect the stock split.

                  m)       Per Share Data

                  Net loss per common share and common equivalent share has been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented, which were retroactively adjusted to give recognition to the stock split on June 1, 1996.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  n)       Interim Financial Information

                  The accompanying financial statements as of September 30, 1996 and for the period from inception (May 26, 1995) to September 30, 1995, the nine months ended September 30, 1996 and the period from inception (May 26, 1995) to September 30, 1996 are unaudited but, in the opinion of management of the Company, reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation. The results of operations for the nine-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1996.

NOTE  3  -        COMPUTER EQUIPMENT

                  Computer equipment consisted of the following:

                                                  December 31,     September 30,
                                                     1995             1996
                                                    ------           ------

                  Cost                              $   -           $  1,778
                  Less:  Accumulated depreciation       -                118
                                                    --------        --------

                                                    $   -           $  1,660
                                                    ========        ========

                  Depreciation expense for the period from inception (May 26, 1995) to December 31, 1995, the period from inception (May 26,
                  1995) to September 30, 1995 and the nine months ended September 30, 1996 amounted to $-0-, $-0- and $118, respectively.

NOTE  4  -        ORGANIZATION COSTS

                  Organization costs consisted of the following:


                                                  December 31,     September 30,
                                                     1995             1996
                                                    ------           ------

                  Organization costs                $  1,557        $  1,557
                  Less: Accumulated amortization         182             415
                                                    --------        --------

                                                    $  1,375        $  1,142
                                                    ========        ========

                  Amortization expense for the period from inception (May 26, 1995) to December 31, 1995, the period from inception (May 26,
                  1995) to September 30, 1995 and the nine months ended September 30, 1996 amounted to $182, $104 and $233, respectively.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  5  -        NOTES PAYABLE - SHAREHOLDERS

                  On June 30, 1996, a shareholder advanced $128,300 to the Company in exchange for a promissory note. The note is payable in full, with interest accrued at the rate of 10% per annum, on December 31, 1996.

                  On August 31, 1996, three shareholders advanced $213,000 in aggregate to the Company in exchange for promissory notes. The notes payable in full, with interest accrued at the rate of 10% per annum, on December 31, 1996.

                  The accompanying balance sheet at September 30, 1996 includes interest accrued related to these notes aggregating $4,983.

                  In December 1996, two shareholders agreed to convert $200,000 of principal into four units of securities discussed in Note 13.

NOTE  6  -        COMMON STOCK

                  In May 1995, the Company issued 4,380,800 shares to its founder.

                  Since inception (May 26, 1995), the Company completed two offerings of common stock under Rule 504 of the Securities Act of 1933 (the "Act") as follows:

                  First Offering

                  Under the first offering, during the period from inception (May 26, 1995) to December 31, 1995, the Company sold 2,640,000 shares of common stock at $0.0625 per share and derived aggregate proceeds of $165,000, of which $1,000 and $3,000 were receivable from stockholders at September 30, 1996 and December 31, 1995, respectively.

                  During August 1995, the Company issued 440,000 shares of common stock, valued at $27,500, to two individuals and a financial institution as consideration for assistance in the above offerings.

                  During August 1995, the Company issued 600,000 shares of common stock in connection with its purchase of a license valued at $37,500. The shares were issued as part of the first offering.

                  On October 10, 1995, the Company issued 600,000 non-qualified stock options to acquire shares of common stock to one individual and two firms as consideration for financial public relations services, investment banking services and legal services, valued at $75,000, in connection with the above offerings. The options were issued outside of the 1995 Stock Option Plan and had a term of one year commencing January 1, 1996. All of the options were exercised on January 18, 1996 and the related 600,000 shares were issued as part of the first offering.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  6  -        COMMON STOCK (Continued)

                  Second Offering

                  Under the second offering, which commenced in October of 1995, the Company sold 2,718,000 shares of common stock at $0.25 per share and derived aggregate proceeds of $679,500. Of these 2,718,000 shares sold, pursuant to the second offering, 1,440,000 shares were sold during 1995 for aggregate proceeds of $360,000 and 1,278,000 shares were sold during 1996 for aggregate proceeds of $319,500.

                  Other Issuances

                  During 1996, the Company issued 4,288,000 shares of common stock as consideration for consulting services performed by various consultants, including related parties, through September 30, 1996. Shares issued under these arrangements were valued at $1,105,188.

                  Shares of common stock and stock options issued for other than cash have been assigned amounts equal to the fair value of the services or assets received in exchange.

                  Warrants

                  Warrants to purchase 600,000 shares of common stock at $1.00 per share were issued to various individuals and corporations in 1996 in connection with financial advisory services. The warrants are exercisable for a term of four years commencing May 22, 1997. At September 30, 1996, 600,000 warrants were outstanding.

NOTE  7  -        1995 STOCK OPTION PLAN

                  The Company's 1995 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and stockholders of the Company on November 12, 1995. Under the Option Plan, 500,000 shares of the Company's common stock, subject to certain adjustments, are reserved for issuance upon the exercise of options. Options granted under the Option Plan may be either
                  (i) options intended to constitute incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or any corresponding provisions of succeeding law (the "Code") or (ii) non-qualified stock options. Incentive stock options may be granted under the Option Plan to employees (including officers) of the Company or a subsidiary corporation (or any director of, or consultant or advisor to, the Corporation, as may be selected by the

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  7  -        1995 STOCK OPTION PLAN (Continued)

                  committee) thereof on the date of grant. Non-qualified options may be granted to (i) non-employees of the Company or a subsidiary thereof on the date of the grant, and (ii) consultants of advisors who do not provide bonafide services, and such services must not be in connection with the offer or sale of securities in a capital raising transaction.

                  By its terms, the Option Plan is to be administered by a committee (the "Committee") appointed by the Board of Directors which shall consist of either the entire Board of Directors, or by a committee of two or more persons (who may or may not be directors), and who serve at the discretion of the Board of Directors. Subject to the provisions of the Option Plan, the Committee has the authority to determine the persons to whom options will be granted, the exercise price, the term during which options may be exercised and such other terms and conditions as it deems appropriate.

                  Any options granted under the Option Plan will be at the fair market value of the common stock on the date of the grant (or 110% of the fair market value in the case of employees holding ten percent or more of the voting stock of the Company). Options granted under the Option Plan will expire not more than ten years from the date of the grant subject to earlier termination under the Option Plan. The term of an incentive stock option granted to a 10% shareholder shall be no more than 5 years from the date of the grant. The Option Plan will terminate on November 12, 2005.

                  As of September 30, 1996, no options were granted under the Option Plan.

NOTE  8  -        RESEARCH, COLLABORATION AND LICENSING AGREEMENTS

         (a) Under an oral agreement, the Company has agreed to fund the commercialization of certain uncommercialized technologies developed in the former Soviet Union by scientists and researchers at the I.V. Kurchatov Institute ("Kurchatov"), other institutes associated therewith, and the Euro-Asian Physical Society ("EAPS"), collectively the "Scientists". Kurchatov will provide the materials, facilities and personnel to complete the necessary work to commercialize such technologies. Disbursements made by the Company related to the Kurchatov arrangement were charged to research and development expenses and amounted to $174,561, $80,561 and $586,550, respectively, during the period from inception (May 26, 1995) to December 31, 1995, the period from inception (May 26, 1995) to September 30, 1995 and the nine months ended September 30, 1996. Included in accrued expenses at September 30, 1996 is an additional $194,000 related to these services.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  8  -        RESEARCH, COLLABORATION AND LICENSING AGREEMENTS (Continued)

                  In addition, pursuant to an oral agreement, which was reduced to writing on January 28, 1997, with the Kurchatov Research Holdings, Ltd. ("KRH"), a Delaware corporation, jointly owned by ERBC Holdings, Ltd. ("ERBC") and individual Russian scientists, researchers and academics, who are affiliated with Kurchatov and EAPS, the Company agreed to pay KRH 50% of the net profits derived from the sale, license or commercialization of any technologies or products based upon technologies developed by the scientists and transferred to the Company or supplied by the scientists to the Company. The managing directors of ERBC are shareholders of the Company.

                  In connection with the collaboration agreement discussed above, in September 1996, the Company entered into a licensing agreement with ERBC, whereby ERBC sublicensed its license to use and exploit certain technologies and inventions relating to a silicon organic ("EKOR") foam in the United States, Ukraine, Canada, China, Japan, Republic of Korea and all European countries who are members of the European Patent Agreement. Under the agreement, the Company shall pay to ERBC a royalty equal to 3% of the cost of contracts made by the Company on which the Company would have any income. In addition to the royalty payment, pursuant to the collaboration agreement with KRH, the Company will be required to remit 50% of the net profit derived from the EKOR foam technology to KRH.

         (b) In September 1996, the Company licensed certain technology to Eurowaste, Ltd. (the "Licensee"), whereby the Licensee agreed to pay the Company $2,450,000 upon the initiation of construction of the first waste to energy plant, and a design and implementation consulting fee of $425,000 for each subsequent plant. A shareholder of the Company holds the stock of the Licensee.

         (c) On May 1, 1995, the Company entered into a license agreement which granted the Company an exclusive right to license certain technologies for medical application systems in Russian/European countries for the remaining life of the patent for $37,500. In lieu of cash, the owner accepted 600,000 shares of the Company's common stock. The agreement called for quarterly royalty payments equal to 5% of gross revenues earned and received by the Company with a minimum annual royalty of $100,000. No minimum royalty payment was to accrue or be payable until December 1, 1995. The Company terminated the agreement on November 30, 1995 and expensed the cost of the license. No products were developed or sold using the licensed technology and no royalties were due the owner.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE  8  -        RESEARCH, COLLABORATION AND LICENSING AGREEMENTS (Continued)

         (d) On May 29, 1995, the Company entered into a license agreement which granted the Company, for the life of the patent, territorially limited exclusive license to use technology marketed under the name Coherent On Receive Only ("CORO") in Europe and the Near East. In consideration for the grant of the license and the use of the proprietary engineering, the Company agreed to pay the developer $200,000 upon delivery of the technology, along with an 8% royalty payable semi-annually on equipment gross sales.

                  Management is currently evaluating the viability of this technology and its potential uses in various markets.

NOTE 9  -         CONCENTRATION OF CREDIT RISK

                  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash which is at one bank. Future concentration of credit risk may arise from trade accounts receivable. Ongoing credit evaluations of customers' financial condition will be performed and, generally, no collateral will be required.

NOTE 10  -        COMMITMENTS

                  Consulting Agreements

                  Commencing January 1, 1996, the Company has agreed to pay approximately $6,500 per month to the Chairman and President of the Company for his services. This agreement extends through December 31, 1996 and automatically renews on January 1, 1997 for a two-year period. Included in accrued expenses at September 30, 1996 is $45,000 related to this agreement.

                  Commencing January 1, 1996, the Company agreed to pay a consultant and advisor to the Company who is also a shareholder of the Company, monthly consulting fees of $16,667. This agreement expires on December 31, 1996. Included in accrued expenses at September 30, 1996 is $180,000 related to this agreement.

                  The Company engages ERBC under an oral agreement to develop business plans, develop business opportunities in the European Union, Russian and Ukraine and for the evaluation of various technologies held by former instrumentalities in the former Soviet Union. The Company paid ERBC for consulting services $177,400, $129,000 and $8,700, respectively, during the period from inception (May 26, 1995) to December 31, 1995, from inception (May 26, 1995) to September 30, 1995 and the nine months ended September 30, 1996. Included in accrued expenses at September 30, 1996 is an additional $7,500 due ERBC related to these services.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE 10  -        COMMITMENTS (Continued)

                  The Company also utilizes the consulting services of two directors of the Company, who are also managing directors of ERBC, to establish manufacturing alliances and sub-licensing arrangements in Germany and the former Soviet Union. The Company paid the directors an aggregate of $79,500, $31,000 and $-0-, respectively, during the period from inception (May 26, 1995) to December 31, 1995, the period from inception (May 26, 1995) to September 30, 1995 and the nine months ended September 30, 1996 for these services.

                  On April 15, 1996, the Company entered into a consulting agreement for certain public relation services. The agreement calls for a payment of $10,000 and issuance of 20,000 shares of common stock as consideration for services to be performed through September 15, 1996. Included in accrued expenses is $10,000 related to such services. Commencing October 15, 1996 through April 15, 1998, the Company is obligated to pay $2,000 and issue 4,000 shares of common stock on a monthly basis as compensation for the consulting services through the earlier of April 15, 1998 or the termination date.

                  On July 1, 1996, the Company entered into a consulting agreement for certain financial public relations services with a shareholder. The agreement is for a period of one year, with an exclusive right to the Company to terminate the agreement at the end of any calendar quarter. The Company has agreed to issue 75,000 shares of common stock in full consideration for the services to be rendered. The shares will not be issued or vested prior to January 1, 1997.

                  Lease Obligations

                  In August 1996, the Company entered into a lease agreement to rent office space for a period of fourteen months. Monthly rental under the lease amount to $2,500 subject to certain expense adjustments.

NOTE 11  -        PROPOSED INITIAL PUBLIC OFFERING

                  In September 1996, the Company received a letter of intent from an underwriter pursuant to which the firm has agreed in principle to underwrite, on a firm commitment basis, 5,000,000 shares of cumulative convertible preferred stock (not including an underwriter's over- allotment option equal to up to 75,000 shares) at an initial public offering price of $10.00 per share. In connection therewith, the Company has incurred offering costs aggregating $75,000, which if the offering is not consummated, will be charged to expense.

                  The Company is considering alternative financing arrangements and there is no assurance that the Company will complete this or any other offering.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE 12  -        SUPPLEMENTAL CASH FLOW INFORMATION

                  Non-Cash Transactions

                  During the period from inception (May 26, 1995) to September 30, 1995, the Company issued 440,000 shares of common stock to settle liabilities of $27,500 associated with stock offerings and issued 600,000 shares of common stock for the purchase of a license valued at $37,500.

                  During the period from inception (May 26, 1995) to December 31, 1995, the Company issued stock options for 600,000 shares of common stock to settle legal and consulting fee liabilities of $75,000 associated with stock offerings.

                  During the nine months ended September 30, 1996, the Company issued 4,288,000 shares of common stock to settle liabilities of $1,105,188 associated with consulting services.

NOTE 13  -        SUBSEQUENT EVENTS

                  Financing Activities

                  In December 1996, the Company entered into a purchase agreement for an offering of up to an aggregate of 40 units to certain accredited investors as defined pursuant to Rule 501 of the Securities Act of 1933 (as amended pursuant to Rule 506 of Regulation D under the Act).
                  Each unit consists of one promissory note issued by the Company in the principal amount of $50,000 bearing interest at the rate of 12% per annum and 25,000 shares of the Company's common stock. Under the agreement, the notes are due one year from the issuance date. Gross proceeds received under this offering were $2,000,000. The shares of common stock issued pursuant to this agreement have, among other things, demand and mandatory registration rights. Under the agreement, if the registration statement, which includes the common shares issued pursuant to this agreement, is not declared effective by the S.E.C. by April 1, 1997, then an additional 12,500 shares are to be issued for each unit, or 500,000 shares for all 40 units. Further, if such registration statement is not declared effective by the S.E.C. by July 1, 1997, then an additional 12,500 shares are to be issued for each unit, or 500,000 shares for all 40 units.

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE 13  -        SUBSEQUENT EVENTS (Continued)

                  Consulting Agreements

                  In October 1996, the Company entered into two-year consulting agreements with two individuals for certain advisory services. As full compensation for services to be rendered for the term of the agreements, the Company issued warrants to both consultants to purchase 150,000 shares each of common stock exercisable for a period of five years commencing October 1, 1996 at an exercise price of $1.50 per share.

                  In November 1996, the Company entered into a consulting agreement to provide financial public relations services for a term of two years. The agreement can be terminated by the Company at the end of any calendar quarter by providing one week's written notice to the consultant. The consultant will receive $5,000 on a monthly basis as compensation. Also, the consultant is granted an option to acquire up to 12,500 shares of common stock in each calendar quarter at an exercise price equal to the ask price per share on the first day of respective calendar quarter as reported by National Quotation Bureau. Each option shall have a term of one year.

                  In November 1996, the Company entered into a consulting agreement for certain technology advisory services for a term of two years. The Company is obligated to pay $4,000 and issue 20,000 shares of common stock for services performed through November 15, 1996. Commencing December 15, 1996, the consultant will receive $4,000 and 4,000 shares of common stock on a monthly basis as compensation during the term of the agreement.

                  In December 1996, the Company entered into a six-month consulting agreement for financial public relations services. The Company is obligated to pay $2,500 per month under the agreement.

                  In December 1996, the Company entered into a consulting agreement for certain advisory services for a term of two years. The advisor will be paid $2,000 and issued 5,000 shares of common stock for services performed through November 15, 1996. In addition, commencing January 1, 1997, on a monthly basis, the advisor will receive as compensation $1,000 and 2,000 shares of common stock during the term of the agreement.

                  In December 1996, the Company entered into two consulting agreements for certain services for a period of two years. The Company is obligated in January 1997 to pay $2,000 and issued 5,000 shares of its common stock to each consultant for services rendered through the date

                                 EUROTECH, LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (Unaudited with respect to September 30, 1996 and
                   the Period from Inception (May 26, 1995) to
        September 30, 1995 and the Nine Months Ended September 30, 1996)


NOTE 13  -        SUBSEQUENT EVENTS (Continued)

                  of the agreement. In addition, each consultant will be paid $1,000 on a monthly basis during the term of the agreement. Also, 1,000 and 2,000 shares of common stock, respectively, will be issued on a monthly basis to these consultants.

                  In December 1996, the Company entered into a consulting agreement with a shareholder of the Company for certain technology advisory services for a term of two years. Under the agreement, on April 1, 1997, the Company will pay an introductory sum of $2,000 and issue 5,000 shares of common stock. Commencing April 1, 1997, the shareholder will receive $1,000 on a monthly basis as compensation during the term of the agreement.

                  Licensing Agreements

                  On January 28, 1997, the Company entered into a technology transfer consulting arrangement with American Autopark, Ltd. ("Arbat") to license its technology, designs, renderings, blueprints and plans for the construction and operation of vertical parking structures. The Company is to receive a fee equal to $1,250 per parking space in each garage erected by Arbat or any of its affiliates based upon the technology transferred to Arbat by the Company. Certain shareholders of the Company are shareholders of Arbat.

                  Memorandum of Intent

                  The Chernobyl Nuclear Power Station (an industrial amalgamation of the State Committee of Ukraine on Atomic Energy) ("ChNPP"), Kurchatov, the Ukrainian State Construction Corporation ("Ukrstroj") and the Company have entered into a Memorandum of Intent (the "Chernobyl Memorandum of Intent") which sets forth the intention of ChNPP to enter into a "co-operation agreement" with the Company pursuant to which the Company will provide the financing for the development of an on-site demonstration of the EKOR foam, in conjunction with ChNPP, Ukrstroj and Kurchatov, which will provide the test sites, foam application equipment and technical support, respectively. In furtherance of the foregoing, Ukrstroj and ChNPP have entered into an agreement (the "Ukrstroj"-ChNPP Agreement") to conduct such on-site demonstration testing of the EKOR foam as in necessary to ascertain the specification requirements for its application to the containment of Chernobyl Reactor 4. The Ukrstroj-ChNPP Agreement provides for the Company's participation in and financing of the EKOR demonstration test. The Company estimates that total financing costs for the demonstration test will not exceed $100,000. The on-site demonstration is expected to be conducted in February 1997.

                                    PART III

ITEM 15. EXHIBIT INDEX

         1.  Articles of Incorporation

         2.  By-Laws

         3.  Form of Common Stock

         4.  Material Contracts
             a. License of EKOR technology by Euro-Asian Physical Society to ERBC Holdings, Ltd.
             b. License of EKOR technology by ERBC Holdings, Ltd., to Eurotech, Ltd.
             c. Agreement among Eurotech, Ltd. and Kurchatov Research Holdings, Ltd.
             d. Memorandum of Intent among Chernobyl Nuclear Power Plant, I.V. Kurchatov Institute, "Ukrstroj." and Eurotech, Ltd.
             e.  Agreement among Chernobyl Nuclear Power Plant and
                 "Ukrstroj"
             f.  Letter of December 12, 1996, from "Ukrstroj" to Eurotech,
                 Ltd.
             g. Cooperation Agreement among Eurotech, Ltd., "Ukrstroj," and Euro-Asian Physical Society
             h.  Agreement among Eurotech, Ltd., and Arbat American
                 Autopark, Ltd.
             i.  Agreement among Eurotech, Ltd., and Eurowaste Management,
                 Ltd.
             j.  Letter of Power Development Associates, Inc., to Eurotech,
                 Ltd.
             k.  Employment Agreement among Eurotech, Ltd. and Randolph
                 Graves, Jr.

        27.  Financial Data Schedule

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       EUROTECH, LTD.
                                       a District of Columbia corporation


Dated:______________, 1997             By:______________________________________
                                          Randolph A. Graves, Jr.
                                          Chairman, CEO, President and Director


Dated:______________, 1997             By:______________________________________
                                          Karl J. Krobath
                                          Director



Dated:______________, 1997             By:______________________________________
                                          Hans-Joachim Skrobanek
                                          Secretary and Director


Dated:______________, 1997             By:______________________________________
                                          Peter Gulko
                                          Director

                                     - 29 -